UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 14, 2014 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q14 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q13, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 10%

IN NET REVENUE IN 2Q14

Indicators (R$ Million)	2Q14	2Q13	Var.	1H14	1H13	Var.
Sales within the Concession Area - GWh	14,621	14,485	0.9%	30,129	28,976	4.0%
Captive Market	10,329	10,091	2.4%	21,684	20,506	5.7%
TUSD	4,292	4,394	-2.3%	8,445	8,471	-0.3%
Gross Operating Revenue(1)	4,953	4,512	9.8%	9,980	9,225	8.2%
Net Operating Revenue(1)	3,677	3,339	10.1%	7,415	6,796	9.1%
EBITDA (IFRS)(2)	772	516	49.7%	1,559	1,571	-0.7%
Adjusted EBITDA(3)	903	885	2.0%	1,988	1,965	1.2%
Net Income (IFRS)	145	(134)	-208.4%	320	271	17.9%
Adjusted Net Income(4)	255	237	7.5%	650	666	-2.4%
Investments	280	498	-43.8%	520	1,030	-49.5%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

2Q14 HIGHLIGHTS

•     Increase of 3.0% (adjusted) in sales in the concession area - residential (+7.9%), commercial (+8.2%) and industrial (-3.1%)

•     Disbursement from sector funding (ACR Account) in the amount of R$ 805 million in 2Q14, to cover the involuntary exposure and thermal dispatch

•     Economic tariff readjustment of  21.82%  for RGE, in Jun/14

•     Commercialization and Services - EBITDA  of R$ 70 million in 2Q14

•     Investments  of R$ 280 million in 2Q14 and of R$ 520 million in 1H14

•     AA+ credit rating maintained on national scale, with stable outlook, by Standard & Poor’s, for CPFL Energia and its subsidiaries CPFL Paulista, CPFL Piratininga and RGE

•     CPFL Energia’s shares were up 12.7%  on BM&FBOVESPA and 15.0%  on NYSE in 2Q14

•     Increase of 6.8%  in the daily average volume (BM&FBOVESPA + NYSE), reaching R$ 41.9 million in 1H14

•     Increase of 38.0%  in the number of trades (BM&FBOVESPA), reaching a daily average of 5,819  in 1H14

•     CPFL Paulista was chosen as the country’s best company in energy sector by EXAME magazine’s Largest and Best Companies

2Q14 Results | August 14, 2014

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	12
3.1) Sales within the Distributors’ Concession Area	12
3.1.1) Sales by segment – Concession Area	13
3.1.2) Sales to the Captive Market	13
3.1.3) TUSD	14
3.2) Generation Installed Capacity	14

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	15
4.1) Consolidation of CPFL Renováveis Financial Statements	16
4.2) Presentation of adjusted figures	17

5) ECONOMIC-FINANCIAL PERFORMANCE	17
5.1) Operating Revenue	17
5.2) Cost of Electric Energy	18
5.3) Operating Costs and Expenses	19
5.4) Regulatory Assets and Liabilities	21
5.5) EBITDA	21
5.6) Financial Result	21
5.7) Net Income	22

6) DEBT	22
6.1) Financial Debt (Including Hedge)	22
6.2) Debt Amortization Schedule	24
6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	25
6.4) Net Debt and Leverage	27

7) INVESTMENTS	27

8) STOCK MARKET	28
8.1) Share Performance	28
8.2) Average Daily Volume	30
8.3) Ratings	30

9) CORPORATE GOVERNANCE	31

10) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2014	32

11) PERFORMANCE OF THE BUSINESS SEGMENTS	33
11.1) Distribution Segment	33
11.1.1) Economic-Financial Performance	33
11.1.2) Annual Tariff Adjustment	37
11.1.3) Operating Performance of the Distribution Segment	39
11.2) Commercialization and Services Segment	39

2Q14 Results | August 14, 2014

11.3) Conventional Generation Segment	40
11.3.1) Economic-Financial Performance	40
11.4) CPFL Renováveis	42
11.4.1) Economic-Financial Performance	42
11.4.2) Status of Generation Projects – 100% Participation	44

12) ATTACHMENTS	46
12.1) Statement of Assets – CPFL Energia	46
12.2) Statement of Liabilities – CPFL Energia	47
12.3) Income Statement – CPFL Energia (IFRS)	48
12.4) Income Statement – CPFL Energia (Adjusted)	49
12.5) Cash Flow – CPFL Energia	50
12.6) Income Statement – Conventional Generation Segment (IFRS)	51
12.7) Income Statement – Conventional Generation Segment (Adjusted)	52
12.8) Income Statement – CPFL Renováveis (IFRS)	53
12.9) Income Statement – CPFL Renováveis (Adjusted)	54
12.10) Income Statement – Distribution Segment (IFRS)	55
12.11) Income Statement – Distribution Segment (Adjusted)	56
12.12) Economic-Financial Performance – Distributors	57
12.13) Sales within the Concession Area by Distributor (in GWh)	59
12.14) Sales to the Captive Market by Distributor (in GWh)	60

2Q14 Results | August 14, 2014

1) MESSAGE FROM THE CEO

The electricity sector in Brazil passed through a year of many challenges: the water supply situation at the start of 2014 - one of the most severe in all of our 84-year history - continues to adversely affect our reservoirs, consequently imposing additional risk on the system's operation. Reacting to the lack of rainfall, spot market prices have remained high. Thermoelectric power plants continue to fully dispatch their output, helping to save water in the reservoirs, though at much higher generation costs compared to hydroelectric power plants.

Industry agents (companies, associations and other institutions) have been actively negotiating with the Federal Government, the sector regulatory agency and the Ministries of Finance and Mines & Energy in an attempt to find solutions that will guarantee the economic and financial balance of the sector. The creation of the ACR Account, made effective by Decree 8,221/14, allowed the Electric Energy Trading Chamber (CCEE) to raise funds from banks to pay the bills related to the involuntary exposure of distributors.  A total of R$ 11.2 billion was disbursed in the initial months of 2014. Early in August, we received news that an additional R$ 6.6 billion was approved to cover these costs.

We at the CPFL Energia Group registered positive results in the quarter despite the adverse scenario. In our distribution business, we registered continuous growth in the residential and commercial segments, which drove the Group's consolidated growth in our concession area. However, there was a contraction in the industrial segment on account of lower demand and the drop in industrial production. Our sales mix stands to benefit from this scenario. On the other hand, we were impacted by the 3rd periodical tariff review cycle in our subsidiary CPFL Paulista, our largest distributor, in April 2013, and in RGE, in June 2013, an effect we already expected due to the new return parameters of the new cycle. To mitigate this effect, we intensified efforts to cut costs by adopting zero-based budgeting, having already saved nearly R$ 200 million in real terms, since 2011. We are also focused on implementing the smart grid technology in our network and have already installed 21,000 meters. With this, we expect to reduce the operating costs of our distribution assets and offer better service to our consumers.

We had an excellent performance in our generation segment, thanks to our strategy of seasonalizing the physical guarantee to take advantage of better prices during the start of the year, and the expansion of CPFL Renováveis, which opened another wind farm in 2Q14 - the Macacos Wind Farm, with installed capacity of 78 MW. As a result, CPFL Renováveis has already reached installed capacity of approximately 1.5 GW, nearly 2.3 times higher than the 652 MW at the time of its foundation in August 2011.

The highlight goes to our commercialization and services segment. Our correct positioning, strongly backed by our risk monitoring and control models, resulted in EBITDA of R$ 70 million.

We ended 2Q14 with a lower net debt than at the end of March 2014. Our liquidity position remains healthy: we have over R$ 4.5 billion in cash, which is sufficient to carry out our operations during this stressful scenario. We will continue our pre-funding strategy, anticipating the funding initiatives to take advantage of the best opportunities for financing our business. Thanks to our robust financial policy, Standard & Poor’s has maintained stable our ratings.

It is undeniable that the second quarter of 2014 was an extremely turbulent period for the Brazilian electricity sector. We noticed significant improvement in the rainfall in the past two months, though below the ideal volume to bring down spot market prices more significantly.

2Q14 Results | August 14, 2014

That is why, my team and I remain focused on the efficient operation of our assets to deliver quality service to end users at optimum cost. We have taken sufficient advantage of opportunities brought by sudden market developments without losing sight of our conservative and responsible policy that guides the sustainability of our business.

Wilson Ferreira Jr.

CEO of CPFL Energia

2Q14 Results | August 14, 2014

2) MACROECONOMIC CONTEXT

After the strong cold wave that swept North America, slowing down the pace of industry and commerce in the first quarter of this year, the U.S. economy seems to have found the path to recovery. Proof of this was the increase in the first GDP forecast of 2Q14 (+3.1%), which surpassed market projections, as well as the growth expectations for 2014, which remain at 1.7%. The resumption of investments in a scenario of improving consumer and business confidence, recovery in retail sales and positive results from the job market are the factors behind this scenario. Uncertainties now remain on how the Federal Reserve will conduct this macroeconomic policy, especially the timing and speed at which monetary conditions will be back to normal. Despite the precautions being taken, any abrupt policy shift could raise long-term interest rates, stymie the real estate sector and also increase the volatility of the currencies of emerging economies.

In the Euro zone, after two years of recession, economic activity is on the road to positive results in 2014. Nevertheless, the risk of deflation still exists in a scenario of widespread sluggish industrial activity.  Unemployment remains high while real income of the population remains stagnant. As a result, the European Central Bank announced a line of financing of 1 trillion euros to help banks increase lending to companies and consumers, thereby stimulating the region’s economy.

In Asia, the latest indicators of economic activity were positive, especially the recovery in industrial production, retail sales and industry survey indicators. This reflects the recent official stimulus measures, mainly in the form of fresh government investments in railways and basic sanitation. China’s GDP is expected to grow 7.4% in 2014.

World GDP is expected to grow 3.4% in 2014, compared to 3.2% in 2013.

GDP Projection 2014 and 2015 (%) | select economies

Source: IMF

In Brazil, industry recoiled 5.4% in 2Q14 after growing just 0.4% in 1Q14. Thus, industry continues on an undefined path - as in recent years - and should end 2014 down 1.5%1.

Incomes and retail sales have shown positive results in 2014. Income levels increased 3.9% in the first four months of the year, in comparison with the same period in 20132, while retail sales increased 4.2% in the six months of the year, compared with the same period in 2013. Though these indicators are showing signs of leveling off, they are still influenced by the improved credit and income conditions of recent years.

1 FOCUS Report of 08/01/2014

2 Data for May and June 2014 were not reported by IBGE.

2Q14 Results | August 14, 2014

In this scenario, Brazil’s GDP is expected to grow a mere 0.9% in 20143, due to the leveling off of income levels, worsening confidence indicators, inventory buildups in industry, tightening of credit terms and uncertainties about the monetary policy. However, the improvement on the external front, driven by the fresh impetus to world trade, should bring some encouragement. In 2015, GDP is estimated to grow 1.5%.

Brazil GDP | Annual Growth (%)

Source: Brazilian Geography and Statistics Institute (IBGE)

A closer look at Brazilian industry

Since the financial crisis of 2008, Brazilian industry has stopped growing and has remained unstable, alternatively showing signs of contraction and recovery.

Latest data about industrial activity show that 2014 will not be – as its predecessors - the year when industry surpassed the 2008 levels.

Industrial Production in Brazil | 3-month moving average, data adjusted for seasonal effects

(2012=100) | Source: IBGE

Other economic indicators too add to this concern. Till June, the industrial sector had cut 28,000 jobs4. Confidence index of industry, measured by the Getulio Vargas Foundation (FGV), stands at

3 FOCUS Report of 08/01/2014.

4 Data from CAGED/MTE.

2Q14 Results | August 14, 2014

84.4 points, down 19.9% from 2011 when the sector showed signs of picking up after the global crisis. The auto industry, which accounts for around 25% of industrial activity, has also shown signs of exhaustion; according to Anfavea, the Brazilian carmakers association, vehicle production between January and June 2014 fell 16.8% and should end the year 10% down.

A deeper analysis of the industry leads us to believe that the problems faced by it are not merely caused by the economic scenario but are the result of structural barriers that hamper its recovery even when the economy as a whole is growing. For instance, in 2011 and 2013, Brazil’s GDP grew more than 2%, but was fueled by the Services sector, which is incapable of singlehandedly driving more consistent recovery.

According to CNI (National Industry Confederation), an analysis of the main determinants of competitiveness, compared to countries such as Mexico and the USA, highlights the complexity of the Brazilian business environment as well as the low competitiveness of the country.

Main determinants of competitiveness

Source: CNI (National Industry Confederation)

This lack of competitive edge is also evident from an international comparison of costs to export, measured in US$/container. This reflects not just the problems with infrastructure, which drive up the transport costs of goods, but also the costs associated with bureaucracy and taxes.

2Q14 Results | August 14, 2014

Cost to export in 2013 | US$/container

Source: World Bank

It is also worth to note the perverse effects of currency appreciation on the performance of Brazilian foreign trade. The maintenance of overvalued exchange rate contributes not only to the reduction in the trade balance (by reducing exports and increasing imports), but also worsens the profile of foreign trade due to two trends: (i) worsening export profile with reduced share of manufactured products, which have a higher added value, and were replaced by basic goods; and (ii) significant increase in imports, which are mainly composed of manufactured products (about 80%).

This indicates that Brazilian industry has stopped manufacturing higher value-added components and has replaced them with imported – and cheaper – products, which destroys the links in the production chains. The breakdown of the trade balance by aggregate factor shows the deterioration in the balance of manufactured goods, which recorded a deficit of more than US$ 100 billion in 2013. Thus, the trade surplus in basic and semi-manufactured goods is no longer sufficient to offset the deficit in manufactured goods, which resulted in the trade deficit last year.

Trade Balance by Aggregate Factor | US$ billion*

Source: Brazil’s Ministry of Development, Industry and Foreign Trade (MDIC)

 * Excluding special operations.

2Q14 Results | August 14, 2014

Despite this worrying scenario, we have reasons to believe that Brazilian industry will start growing once again. A few measures have been taken to increase industrial efficiency, productivity and competitiveness. These include: (i) infrastructure concessions and PPPs; (ii) exemption from payroll taxes in around 60 sectors; (iii) programs to stimulate education (Fies, Prouni and Pronatec), which today benefit nearly 7.6 million people, and innovation (Inova Empresa); and (iv) the New Ports Law (2012), which encourages investments in private ports.

Specifically with regard to infrastructure, investments in proportion to GDP have been increasing in recent years but are still low, as the chart shows.

Investments in infrastructure | % GDP

Source: Brazilian Infrastructure and Basic Industry Association (ABDIB)

The outlook for the coming years is that investments in infrastructure will continue to grow. In the electric energy sector alone, nearly R$ 192 billion (around 0.9% of GDP) of financing has been contracted from the Brazilian Development Bank, BNDES, as the chart shows.

Investments in electric energy 2014-17 | R$ billion

Source: Brazilian Development Bank (BNDES)

2Q14 Results | August 14, 2014

2014 World Cup

In June and July, Brazil hosted the soccer World Cup, a grand event with matches played in 12 cities across the country. According to estimates, the event was watched by 3.6 billion people all over the world and the country attracted around 4 million tourists, of whom 1 million were foreigners from 202 countries. Passenger traffic at airports increased 13% to reach 17.8 million, with the Guarulhos airport alone handling 4.1 million passengers. About 1 million jobs (710,000 permanent jobs) were created in connection with the event.

Obviously, the numerous holidays and other optional holidays decreed on account of the World Cup negatively affected economic activity. Between May 2014 and June 2014 (data adjusted for seasonal effects), the Business Activity Indicator published by credit bureau Serasa pointed to a 3.2% decline, and retail sales dropped 0.7%. According to IBGE, industrial production declined 1.4%, while Anfavea reported a 19.9% drop in vehicle production during the same period.

Yet, despite the slowdown in economic activity in June and an adverse scenario for 2014, we must consider the economic benefits generated by such a major event. It is estimated that a sum of R$ 26 billion 5 was injected into the Brazilian economy, with a significant portion of it in infrastructure: R$ 8.6 billion in urban mobility and R$ 6.8 billion in airports (which expanded their capacity by 52% to 67 million passengers/year). Summing up the direct, indirect and induced effects, these investments were able to generate business of around R$ 142 billion between 2010 and 2014. 6 Among the sectors that benefited are construction, food and beverages, tourism and services. According to LCA Consultores, based on the average registered in the host countries of the World Cups from 1990 to 2010, the impact of the event could reach 1% of GDP in 2014.

Another important effect is the stimulus to tourism, not only during the event but in kindling increased attraction among foreign tourists for the coming years. According to a study by Ernst&Young and FGV, foreign tourist arrivals in Brazil will be 24% higher in 2014, maintaining this high level in the next years (27% higher in 2018) as a result of the World Cup.

Though the concession area of CPFL Energia did not cover any of the host cities, one large project was carried out: expansion of the Viracopos airport in Campinas. Investments for construction of the new passenger terminal reached R$ 2.1 billion, increasing the airport’s capacity to 22 million passengers/year. 7

After the recently concluded R&D study by CPFL Energia in partnership with Fipe-USP, it was possible to estimate the economic benefits generated for the entire concession area of the group, as the chart shows.

5 Source: World Cup Responsibility Matrix.

6 Source: Ernst&Young/FGV.

7 Expected investments for the 1st cycle. A total of R$ 9.5 billion will be invested in 5 cycles (the next investments are scheduled for 2018, 2024, 2033 and 2038). The airport will be prepared to receive 80 million passengers/year.

2Q14 Results | August 14, 2014

Economic impacts of expansion of the Viracopos airport

Source: CPFL Energia R&D Study and Fipe-USP

Notable among these benefits is the value of production generated, or revenue growth, which should be over R$ 1.6 billion, and the major portion of the funds will have a direct impact on the group’s concession area (R$ 1.2 billion). Moreover, an added value of R$ 738 million will be generated. This amount represents the value of goods produced by an economy, after deducting the costs of production inputs (raw materials, services, intermediate goods. Almost 20,000 jobs are expected to be created, which will pay out R$ 247 million in wages.

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 2Q14, sales within the concession area, achieved by the distribution segment, totaled 14,621 GWh, an increase of 0.9%.

Sales within the Concession Area - GWh
	2Q14	2Q13	Var.	1H14	1H13	Var.
Captive Market	10,329	10,091	2.4%	21,684	20,506	5.7%
TUSD	4,292	4,394	-2.3%	8,445	8,471	-0.3%
Total	14,621	14,485	0.9%	30,129	28,976	4.0%

In 2Q14, sales to the captive market totaled 10,329 GWh, an increase of 2.4%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,292 GWh in 2Q14, a decrease of 2.3%, reflecting the migration of customers from captive market to the free market.

Sales within the Concession Area - GWh
	2Q14	2Q13	Var.	1H14	1H13	Var.	Part.
Residential	3,899	3,747	4.1%	8,361	7,679	8.9%	26.7%
Industrial	6,203	6,427	-3.5%	12,259	12,509	-2.0%	42.4%
Commercial	2,380	2,276	4.5%	5,095	4,715	8.0%	16.3%
Others	2,140	2,036	5.1%	4,413	4,073	8.3%	14.6%
Total	14,621	14,485	0.9%	30,129	28,976	4.0%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.11.

2Q14 Results | August 14, 2014

Noteworthy in 2Q14, in the concession area:

•           Residential and commercial segments (26.7% and 16.3% of total sales, respectively): up by 4.1% and 4.5%, respectively; disregarding the difference of billing days in both quarters, growth would reach 7.9% and 8.2%, respectively. These segments are favored by the accumulated effects of the good performance of employment and income, and the consequent increase in retail sales, factors that have allowed the increase of the stock of appliances in homes and boosting retail for several years.

•           Industrial segment (42.4% of total sales): decrease of 3.5%, reflecting the weak performance of the industrial production in last months. This result was driven mainly by CPFL Piratininga, which recorded the major drop among CPFL’s discos (-5.6% or 121 GWh).

3.1.1) Sales by segment – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	3,899	3,747	4.1%	8,361	7,679	8.9%
Industrial	2,147	2,243	-4.3%	4,299	4,447	-3.3%
Commercial	2,189	2,109	3.8%	4,705	4,392	7.1%
Others	2,094	1,993	5.1%	4,319	3,988	8.3%
Total	10,329	10,091	2.4%	21,684	20,506	5.7%

Note: The tables with captive market sales by distributor are attached to this report in item 12.12.

Sales to the captive market were impacted by the reduction of industrial segment which, in turn, reflects the migration of customers to the free market and the poor performance of the segment, as mentioned before.

2Q14 Results | August 14, 2014

3.1.3) TUSD

TUSD - GWh
	2Q14	2Q13	Var.	1H14	1H13	Var.
Industrial	4,056	4,184	-3.0%	7,960	8,062	-1.3%
Commercial	190	167	14.0%	391	324	20.7%
Others	46	44	5.4%	94	85	11.2%
Total	4,292	4,394	-2.3%	8,445	8,471	-0.3%

TUSD by Distributor - GWh
	2Q14	2Q13	Var.	1H14	1H13	Var.
CPFL Paulista	2,089	2,107	-0.9%	4,112	4,091	0.5%
CPFL Piratininga	1,569	1,663	-5.7%	3,099	3,201	-3.2%
RGE	536	536	-0.1%	1,032	1,005	2.7%
CPFL Santa Cruz	12	11	3.9%	23	22	5.3%
CPFL Jaguari	21	23	-8.5%	39	50	-21.6%
CPFL Mococa	7	6	15.0%	14	12	9.9%
CPFL Leste Paulista	11	14	-23.6%	23	28	-16.9%
CPFL Sul Paulista	49	33	48.0%	103	61	67.1%
Total	4,292	4,394	-2.3%	8,445	8,471	-0.3%

3.2) Generation Installed Capacity

In 2Q14, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,127 MW of installed capacity, an increase of 5.6% compared to 2Q13. This increase is mainly due to the addition of wind farms Campo dos Ventos II, Rosa dos Ventos, Atlântica and Macacos I and biomass power plants Coopcana and Alvorada.

Generation Installed Capacity | MW

2Q14 Results | August 14, 2014

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2014 and 2013, and December 31, 2013, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,068	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,596	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,417	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	199	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	44	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.83%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

2Q14 Results | August 14, 2014

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A. ("CPFL Participações")	Private corporation	Venture capital company	Direct 100%

4.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2014, CPFL Energia indirectly held 58.83% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

2Q14 Results | August 14, 2014

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var.	1H14	1H14	Var.
Gross Operating Revenue (IFRS)(1)	4,952,888	4,512,097	9.8%	9,979,941	9,225,456	8.2%
Adjusted Gross Operating Revenue(1)	4,894,550	4,436,845	10.3%	10,000,498	9,223,011	8.4%
Net Operating Revenue (IFRS)(1)	3,676,653	3,339,144	10.1%	7,415,193	6,795,942	9.1%
Adjusted Net Operating Revenue(1)	3,640,763	3,283,121	10.9%	7,467,942	6,814,621	9.6%
Cost of Electric Power (IFRS)	(2,440,406)	(2,152,651)	13.4%	(4,992,650)	(4,053,763)	23.2%
Operating Costs & Expenses (IFRS)	(1,007,050)	(1,222,408)	-17.6%	1,558,937	(2,248,910)	-169.3%
EBIT (IFRS)	446,227	223,284	99.8%	883,560	1,011,096	-12.6%
EBITDA (IFRS)(2)	771,636	515,622	49.7%	1,558,938	1,570,589	-0.7%
Adjusted EBITDA (3)	902,664	884,779	2.0%	1,988,285	1,965,305	1.2%
Financial Income (Expense) (IFRS)	(224,043)	(415,036)	-46.0%	(446,949)	(558,684)	-20.0%
Income Before Taxes (IFRS)	262,113	(164,355)	-259.5%	547,615	486,065	12.7%
Net Income (IFRS)	145,295	(134,067)	-208.4%	319,696	271,235	17.9%
Adjusted Net Income(4)	254,664	236,961	7.5%	650,200	666,317	-2.4%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA  considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) reached R$ 4,953 million 2Q14, a increase of 9.8% (R$ 441 million). The Managerial Gross Operating Revenue was of R$ 4,895 million, a increase of 10.3% (R$ 458 million).

Net Operating revenue (IFRS disregarding the revenue from building the infrastructure of the concession) reached R$ 3,677 million in 2Q14, a increase of 10.1% (R$ 338 million). The Managerial Net Operating Revenue amounted to R$ 3,641 million, a increase of 10.9% (R$ 357 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•           Increase of R$ 262 million in the revenues from the Distribution segment (for more details, see item 12.1.1);

•         Increase in the revenue from the Conventional Generation segment, in the amount of R$ 138 million;

•         Increase in the revenue from CPFL Renováveis, in the amount of R$ 24 million;

Partially offset by:

•         Reduction in the revenue from the Commercialization and Services segment, in the amount of R$ 68 million;

2Q14 Results | August 14, 2014

5.2) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,440 million in 2Q14, representing a increase of 13.4% (R$ 288 million). The adjusted cost of electric energy was in 2Q14 R$ 2,109 million, a increase of 12.5% (R$ 235 millon). The factors that explain these variations, follow below.

The cost of electric power purchased for resale (IFRS) in 2Q14 reached R$ 2,300 million, representing an increase of 17.7% (R$ 346 million), due to the following effects:

    (i)        Increase in the cost of short-term energy purchase (R$ 650 million) due to the increase of 221.4% in the average purchase price and of 81.7% (630 GWh) in the quantity of the energy purchased. In part, this increase is caused by non-recurring itens:

a.    CPFL Renováveis: i) exposure to the Energy Reallocatin Mechanism (“MRE”) – Generation Scaling Factor (GSF) - (R$ 9 million); ii) increase in cost of energy from Coopcana TPP, to meet the requirements of agreements at bio Coopcana, due to the claim (overheating of the generator coil) in May 2014 and iii) the purchase energy for 3 SHPP´s (Três Saltos, Americana e Socorro) (R$ 39 million) are not part of the MRE, from CPFL Renováveis (R$ 4 million);

b. CPFL Geração: i) exposure to the Energy Reallocatin Mechanism (“MRE”) – Generation Scaling Factor (GSF) - (R$ 43 million)

In 2Q13, the folowwing non-recurring effects ocurred:

c. CPFL Renováveis: energy purchase for Alvorada TPP and Coopcana TPP to meet their contractual obligations in the power purchase agreements (R$ 11 million)

d. CPFL Geração: exposure to the Energy Reallocatin Mechanism (“MRE”) – Generation Scaling Factor (GSF) - (R$ 3 million)

Disregarding the non-recurring itens, the the cost of short-term energy purchase in 2Q14 increased R$ 602 million than 2Q13.

   (ii)        Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 452 million), mainly caused by the increase of 40.7% in the average purchase price partially offset by the reduction of 8.0% (988 GWh) in the volume of purchased energy;

  (iii)        Increase in the cost of energy from Itaipu (R$ 14 million), mainly due to the 8.2% increase in the average purchase price partially offset by the reduction of 3.6% (97 GWh) in the volume of purchased energy;

 (iv)        Increase in the PROINFA cost (R$ 7 million), due to the 9.1% in the average purchase price;

Partially offset by:

  (v)        Resources from the CDE in the amount of R$ 742 million;

 (vi)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 29 million), and

(vii)        Variation of R$ 9 million in regulatory assets and liabilities

2Q14 Results | August 14, 2014

Charges for the use of the transmission and distribution system (IFRS) reached R$ 139 million in 2Q14, a 29.4% decrease (R$ 58 million) related to 2Q13. In adjusted numbers, charges for the use of the transmission and distribution system was R$ 141 million in 2Q14, a reduction of 29.7% (R$ 59 million), due to the following factors:

    (i)        Reduction in the system service usage charges – ESS (R$ 104 million) from a cost of R$ 68 million in 2Q13 to a revenue of R$ 36 million in 2Q14, disregarding non-recurring effect of R$ 8 million in CPFL Geração and R$ 3 million in CPFL Renovavies registered in 2Q13 related to provision accrued in 2Q13 related to the system services fees established by CNPE Resolution 03/2013, which was reversed in 3Q13;

   (ii)        Reduction of 69.5% in the energy reserve charges – EER (R$ 25 million)

  (iii)        Reduction of 1.5% in the basic network charges (R$ 2 million), disregarding the impact of nun-recurring item of R$ 12 million retated to related to relocation of costs with basic network losses basic network established by the CCEE.;

Partially offset by:

 (iv)        Reduction of 100% (R$ 61 million) in the resources from the CDE – Decree 7,945/13;

  (v)        Increase of 19.3 in the charges of use of the distribution system (R$ 2 million)

 (vi)        Decrease in PIS and Cofins tax credits, generated from the tax charges (R$ 6 million);

(vii)        Increase of R$ 1 million in the connection charges and Itaipu charges

(viii)        Increase of R$ 2 million in regulatory assets and liabilities

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Construction Cost) were R$ 1,007 million in 2Q14, registering a reduction of 17.6% (R$ 215 million). Ajusted Operating costs and expenses reached R$ 1,116 million in 2Q14 (R$ 73 million), a increase of 7%, due to the following factors:

•         Reduction of 16.3% (R$ 42 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 217 million in 2Q14, has its counterpart in the “operating revenue”;

•         Reduction of 41.4% in the Private Pension Fund expenses (R$ 8 million).

Partially offset by:

•         Depreciation and Amortization, which represented a increase of 4.1% (R$ 111 million), are mainly explained (i) by the depreciation of assets that came to operate in the last 12 months and the acquisition of Rosa dos Ventos (R$ 7 miilion) in CPFL Renováveis and (ii) increase in amortization of the intangible distribution infrastructure asset, mainly due to addiction in the intangible assets base, with effect from R$ 5 million;

•         The PMSO item, that reached R$ 617 million in 2Q14, compared to R$ 504 million in 2Q13, registering a increase of 22.4% (R$ 113 million).

2Q14 Results | August 14, 2014

The table below lists the main variations in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	2Q14	2Q13	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(215.5)	(185.0)	(30.5)	16.5%
Material	(28.9)	(28.8)	(0.1)	0.5%
Outsourced Services	(126.2)	(122.4)	(3.8)	3.1%
Other Operating Costs/Expenses	(122.2)	(341.6)	219.4	-64.2%
Reported PMSO (IFRS) - (A)	(492.8)	(677.7)	184.9	-27.3%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	4.8	4.9	(0.1)	-1.6%
Material	(137.1)	(64.6)	(72.5)	112.3%
Outsourced Services	4.9	(1.0)	5.9	-572.5%
Other Operating Costs/Expenses	2.8	(20.0)	22.8	-114.0%
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(124.6)	(80.7)	(43.9)	54.4%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities		230.3	(230.3)	-100.0%
ICMS (Special Financing Program)		(14.8)	14.8	-100.0%
Maitaining assets (Epasa)		(9.1)	9.1	-100.0%
(=) Total Non-recurring effects - (C)	-	206.4	(221.6)	(6.32)
Adjusted PMSO (IFRS)
Personnel	(210.7)	(180.1)	(30.6)	17.0%
Material	(166.0)	(93.4)	(72.7)	77.8%
Outsourced Services	(121.3)	(123.4)	2.1	-1.7%
Other Operating Costs/Expenses	(119.4)	(107.4)	(12.0)	11.1%
Total Adjusted PMSO - (D) = (A) + (B) - (C)	(617.4)	(504.2)	(113.2)	22.4%

This Adjusted PMSO variation is explained below:

(i)            Personnel expenses, that recorded a increase of 17.0% (R$ 31 million), mainly due to the 2013 Collective Bargaining Agreement, that readjusted the wages by 6.9% in the average and increase of R$ 6 million in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect;

(ii)           Increase of 77.8% in Material (R$ 73 million), mainly explained by additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that increased R$ 74 million;

(iii)          Other operational costs/expenses, that registered a increase of 11.1% (R$ 12 million);

Partially offset by:

(iv)         Out-sourced services expenses, which registered a decrease of 1.7% (R$ 2 million).

2Q14 Results | August 14, 2014

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net asset of R$ 38 million in 2Q14 and a net asset of R$ 26 million in 2Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

2Q14 IFRS EBITDA reached R$ 772 million, registering a increase of 49.7% (R$ 256 million). The adjusted EBITDA in 2Q14 registered R$ 903 million, compared to R$ 885 million in 2Q13, a increase of 2.0%.

5.6) Financial Result

The 2Q14 net financial expense (IFRS) was of R$ 224 million, a decrease of 46.0% (R$ 191 million) compared to the net financial expense of R$ 415 million reported in 2Q13. The adjusted net financial expense was R$ 208 million, a reduction of 11.2% in relation to 2Q13 (R$ 26 million).

The items explaining these changes are as follows:

(i)            Net increase in monetary and exchange restatement (R$ 21 million);

(ii)           Net Financial Revenue in the Distribution Companies due to the adjustment for distributors’ financial asset (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) in 2Q14 (R$ 8 million – positive variation), disregarding the non-recurring item of R$ 131 million wich registered to 2Q13;

(iii)          Net variation in other financial revenues and expenses (R$ 8 million), mainly by non-recurring item from 2Q13 (R$ 59 million) due to the adhesion of CPFL Piratininga (R$ 49 million) and CPFL Paulista (R$ 10 million) to the Special Installment Payment Program (PEP) for ICMS tax of the state of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles, as well as the ICMS tax calculation methodology in the city of Santos (São Paulo state) by CPFL Piratininga;

(iv)         Net variation of R$ 16 million in regulatory assets and liabilities account, represented a net asset of R$ 2 million in 2Q13 to a net asset of R$ 18 million in 2Q14

Partially offset by:

(i)            Net Increase in the debt charges (R$ 20 million);

(ii)           Increase in the financial expense with the Use of Public Asset (UBP) (R$ 7 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance.

2Q14 Results | August 14, 2014

5.7) Net Income

Net income (IFRS) in 2Q14 was R$ 145 million. Adjusted Net Income in 2Q14 registered R$ 255 million, a increase of 7.5% in relation to 2Q13.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s Financial Debt Pro-forma (including hedge) reached R$ 17,765 million in 2Q14, a decrease of R$ 74 million, or 0.4%, compared to 2Q13. This increase in net debt is mainly a reflection of:

•         the decrease in indebtedness due to the amortizations, net of funding, in the amount of R$ 545 million, in CPFL Energia (Holding) and the other Group companies;

•         the increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 471 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Energia (Holding): amortizations, net of funding, totaling R$ 300 million:

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 300 million).

•         Distribution Segment: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 932 million:

+      Funding of BNDES financing for CPFL Paulista (R$ 137 million), CPFL Piratininga (R$ 55 million), RGE (R$ 59 million) and CPFL Jaguariúna (R$ 5 million);

+      Funding of financial institutions financing for CPFL Paulista (R$ 1,106 million), CPFL Piratininga (R$ 523 million), RGE (R$ 33 million), CPFL Santa Cruz (R$ 33 million) and CPFL Jaguariúna (R$ 24 million);

-      Amortizations of BNDES financing for CPFL Paulista (R$ 154 million), CPFL Piratininga (R$ 75 million), RGE (R$ 79 million), CPFL Santa Cruz (R$ 22 million) and CPFL Jaguariúna (R$ 24 million);

2Q14 Results | August 14, 2014

-      Amortizations of financial institutions financing for CPFL Paulista (R$ 1,101 million), CPFL Piratininga (R$ 488 million), RGE (R$ 125 million), CPFL Santa Cruz (R$ 12 million) and CPFL Jaguariúna (R$ 45 million);

-      Amortizations of the debentures principal of CPFL Paulista’s (3rd Issue of R$ 484 million), CPFL Piratininga’s (5rd Issue of R$ 160 million) and RGE (3rd Issue of R$ 197 million).

•         Commercialization and Services Segment: funding, net of amortizations, totaling R$ 4 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 9 million);

-      Amortizations of BNDES financing for CPFL Serviços (R$ 3 million);

-      Amortizations of financial institutions financing for CPFL Brasil (R$ 1 million) and CPFL Serviços (R$ 2 million).

•         Conventional Generation Segment: funding, net of amortizations, totaling R$ 598 million:

+      Funding of financial institutions financing for CPFL Geração (R$ 233 million);

+      Debentures issuance by CPFL Geração (6th Issue of R$ 460 million, 7th Issue of R$ 635 million and 8th Issue of R$ 70 million);

-      Amortizations of BNDES financing for Epasa (R$ 5 million), Baesa (R$ 20 million), Ceran (R$ 36 million), Enercan (R$ 36 million) and Foz do Chapecó (R$ 66 million);

-      Amortizations of financial institutions financing for CPFL Geração (R$ 612 million) and Epasa (R$ 6 million);

-      Amortizations of the debentures principal of Epasa (R$ 10 million), Baesa (R$ 6 million) and Enercan (R$ 4 million).

•         CPFL Renováveis: funding (BNDES and other financial institutions), net of amortizations, in the amount of R$ 39 million:

+      Funding of BNDES financing, in the amount of R$ 241 million;

+      Funding of financial institutions financing, in the amount of R$ 164 million;

+      Debentures issuance (2th Issue of R$ 177 million);

-      Amortizations of BNDES financing, in the amount of R$ 212 million;

-      Amortization of financial institutions financing, in the amount of R$ 330 million.

•         Other Segments: funding, net of amortizations, totaling R$ 47 million:

+      Funding of BNDES financing for CPFL Transmissão Piracicaba (R$ 9 million);

+      Funding of financial institutions financing for CPFL Telecom (R$ 38 million).

2Q14 Results | August 14, 2014

Financial Debt - 2Q14 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	-	-	-	-	-	-	1,290,000	-	1,290,000	-	1,290,000
Distribution	293,918	1,098,242	190,443	502,181	4,863	16,386	39,687	2,524,798	260,000	2,245,000	788,911	6,386,607	7,175,517
Commercialization and Services	3,310	22,070	1,707	5,130	1,192	3,169	-	-	-	228,000	6,209	258,369	264,577
Conventional Generation	155,792	1,300,938	-	617,520	10,886	92,531	10,776	255,330	291,961	3,002,991	469,414	5,269,310	5,738,725
CPFL Renováveis	282,394	1,186,098	81,192	-	50,745	399,725	-	-	38,795	788,659	453,126	2,374,482	2,827,608
Other	-	9,327	6,595	33,150	-	-	-	-	-	-	6,595	42,477	49,072

Debt (Principal)	735,413	3,616,675	279,937	1,157,981	67,686	511,810	50,462	2,780,128	1,880,756	6,264,650	3,014,254	14,331,245	17,345,499

Charges											404,201	104,616	508,816

Hedge											(5,767)	(83,462)	(89,229)

Financial Debt Including Hedge											3,412,688	14,352,398	17,765,086
Percentage on total (%)											19.2%	80.8%	100.0%

Of the total indebtedness of R$ 17,765 million in 2Q14, R$ 14,352 million (80.8%) are considered long term and R$ 3,413 million (19.2%) are considered short term. In 2Q13, of the total of R$ 17,840 million, R$ 15,156 million (85.0%) are considered long term and R$ 2,684 million (15.0%) are considered short term.

6.2) Debt Amortization Schedule

Note: Considers only the principal debt; In 2015, amortization is from July/2015.

The cash position at the end of 2Q14 has coverage ratio of 1.51x the amortizations of the next 12 months, enough to honor all amortization commitments until around the middle of 2016. The average amortization term, calculated by this schedule, is 3.87 years.

2Q14 Results | August 14, 2014

6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt in Pro-forma criteria, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 18,156 million in 2Q14, redution of 0.4%. The nominal average cost of debt went from 8.0% p.a. in 2Q13 to 9.7% p.a. in 2Q14, due mainly to the increase in the CDI interbank rate (from 7.2% to 9.6%), among other reasons. (accrued rates in the last 12 months)

2Q14 Results | August 14, 2014

Debt Profile – Pro-forma (*) – 2Q14

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was a decrease in the BNDES-TJLP-indexed portion (from 23.1%, in 2Q13, to 21.3%, in 2Q14) and an increase in the portion of the debt prefixed-PSI (from 5.4%, in 2Q13, to 6.3%, in 2Q14), CDI-pegged portion (from 68.8%, in 2Q13, to 69.5%, in 2Q14) and in the portion tied to the IGP-M/IGP-DI (from 2.3%, in 2Q13, to 2.8%, in 2Q14).

The foreign-currency debt would have come to 15.8% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.1% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Debt Profile – IFRS – Indexation After Hedge – 2Q13 vs. 2Q14

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

2Q14 Results | August 14, 2014

6.4) Net Debt and Leverage

Pro forma (*) - R$ Thousands	2Q14	2Q13	Var.
Financial Debt (including hedge)	(17,765,086)	(17,839,576)	-0.4%
(+) Available Funds	4,549,150	5,267,278	-13.6%
(=) Net Debt	(13,215,935)	(12,572,298)	5.1%

IFRS - R$ Thousands	2Q14	2Q13	Var.
Financial Debt (including hedge)	(18,432,861)	(18,162,239)	1.5%
(+) Available Funds	4,740,672	5,419,584	-12.5%
(=) Net Debt	(13,692,189)	(12,742,655)	7.5%

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 2Q14, Net Debt Pro-forma totaled R$ 13,216 million, an increase of 5.1% or R$ 644 million, compared to net debt position at the end of 2Q13 in the amount of R$ 12,572 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 13,216 million and adjusted EBITDA reached R$ 3,828 million, and the adjusted Net Debt / adjusted EBITDA at the end of 2Q14 reached 3.45x (Pending validation of external auditors).

7) INVESTMENTS

In 2Q14, R$ 280 million were invested in business maintenance and expansion, of which R$ 178 million in distribution, R$ 74 million in generation (R$ 71 million of CPFL Renováveis and R$ 3 million of conventional generation) and R$ 28 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 520 million in 1H14, of which R$ 348 million in distribution, R$ 117 million in generation (R$ 114 million of CPFL Renováveis and R$ 3 million of conventional generation) and R$ 55 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution:  strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Atlântica Wind Complex, project that went into operation on March 24, 2014, and Macacos I Wind Complex, project that is able to operate since May 1, 2014, and Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes, projects still under construction.

2Q14 Results | August 14, 2014

Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN.

Considering the proportional stake in the generation projects, in 2Q14, R$ 43 million were invested in the generation segment (R$ 42 million of CPFL Renováveis and R$ 1 million of conventional generation). As result, in 1H14, R$ 72 million were invested in the generation segment (R$ 67 million of CPFL Renováveis and R$ 5 million of conventional generation).

Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

Note: (*) Considers the proportional stake in the generation projects.

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (up to June 30, 2014), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

2Q14 Results | August 14, 2014

The shares closed the period priced at R$ 20.33 per share and US$ 18.20 per ADR, respectively (closing price on 06/30/2014).

Shares Performance – 2Q14 (with adjustment by dividends)

In 2Q14, the shares valued 12.7% on the BM&FBOVESPA and 15.0% on the NYSE.

Shares Performance – LTM 2Q14 (with adjustment by dividends)

In the last twelve months, the shares valued 3,2% on the BM&FBOVESPA and 4.7% on the NYSE.

2Q14 Results | August 14, 2014

8.2) Average Daily Volume

The daily trading volume in 1H14 averaged R$ 41.9 million, of which R$ 25.3 million on the BM&FBOVESPA and R$ 16.6 million on the NYSE, 16.1% up compared to 2013. The number of trades on the BM&FBOVESPA increased by 38.3%, rising from a daily average of 4,208, in 2013, to 5,819, in 1S14.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

8.3) Ratings

In July 2014, Standard&Poor’s issued a report reaffirming its credit rating for CPFL Energia. Thus, the Company maintains AA + national scale rating with a stable outlook.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2011	2012	2013	2Q14
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

       Note: Close-of-period positions.

2Q14 Results | August 14, 2014

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its Internal Rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to Corporate Governance are available at the Investor Relations website www.cpfl.com.br/ir.

2Q14 Results | August 14, 2014

10) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2014

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Camargo Corrêa
24.4%2
PREVI
30.0%
Fundação CESP
PETROS
Sistel
Fundação Sistel de Seguridade Social
SABESPREV
15.1%3
1
Free Float
30.5%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99,95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços
GENERATION
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
100% CPFL Centrais Geradoras
100% cpfl geração
Serra da Mesa HPP
51.54% 4
65% Ceran
25.01% BAESA
48.72% Enercan
57.13% Epasa
51% Foz do Chapecó
RENEWABLES
58.8% CPFL RENOVÁVEIS

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0,2% stake of Petros e Sistel pension funds;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

2Q14 Results | August 14, 2014

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenue (IFRS)(1)	4,097,452	3,696,551	10.8%	8,205,560	7,527,146	9.0%
Adjusted Gross Operating Revenue(1)	3,992,181	3,629,307	10.0%	8,104,492	7,553,310	7.3%
Net Operating Revenue (IFRS)(1)	2,905,146	2,601,928	11.7%	5,812,086	5,259,238	10.5%
Adjusted Net Operating Revenue(1)	2,825,841	2,563,960	10.2%	5,754,421	5,294,395	8.7%
Cost of Electric Power	(2,097,612)	(1,769,836)	18.5%	(4,319,840)	(3,275,810)	31.9%
Operating Costs & Expenses	(733,517)	(972,965)	-24.6%	(1,416,338)	(1,758,184)	-19.4%
EBIT	284,316	118,325	140.3%	470,777	743,070	-36.6%
EBITDA (IFRS)(2)	399,374	228,510	74.8%	699,452	962,048	-27.3%
Adjusted EBITDA(3)	449,353	529,617	-15.2%	981,532	1,189,860	-17.5%
Financial Income (Expense)	(54,717)	(279,466)	-80.4%	(111,707)	(297,841)	-62.5%
Income Before Taxes	229,600	(161,141)	-242.5%	359,070	445,229	-19.4%
Net Income (IFRS)	143,105	(100,797)	-242.0%	220,153	297,133	-25.9%
Adjusted Net Income(4)	188,297	227,057	-17.1%	439,310	578,081	-24.0%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 12.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 4,097 million, an increase of 10.8% (R$ 401 million). Adjusted gross operating revenue amounted to 3,992 million, an increase of 10.0% (R$ 363 million).

The upturn in adjusted gross operating revenue was mainly caused by the following factors:

•        Positive average tariff adjustment in the distribution companies for the period between 2Q13 and 2Q14, in the amount of R$ 240 million, due to the tariff reviews and readjustments;

•        Increase of 2.4% in the sales volume to the captive market, in the amount of R$ 65 million (market + mix);

•        Increase of R$ 17 million in the resources from the CDE;

•        Increase of R$ 12 million in Electricity Sales to Distributors;

•        Increase of R$ 67 million in Other Revenues;

Partially offset by:

•        R$ 38 million variation in the regulatory assets and liabilities, from a net payable of R$ 67 million in 2Q13 to a net payable of R$ 105 million in 2Q14.

Deductions from the gross operating revenue (IFRS) were R$ 1,192 million, representing an increase of 8.9% (R$ 98 million). Adjusted deductions from the gross operating revenue were R$ 1,166 million, representing an increase of 9.5% (R$ 101 million), due to the following increases:

            (i)        of 7.3% in ICMS tax (R$ 49 million). In 2Q13, the subsidiary CPFL Piratininga had a non-recurring expense due to the adhesion to the Special Installment Payment Program (PEP) for ICMS tax of the State of São Paulo. The Company was involved in a process that questioned the ICMS tax calculation methodology for the energy supply in the city of Santos/SP, in a total amount (including principal, fine and interests) of R$ 159 million. In view of the unfavorable rulings from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, the Management decided to join the program, reducing the total disputed amount to R$ 73 million. The amount related to principal (R$ 32 million) were recognized under Deductions from Revenues, while fines and interests (R$ 41 million) in Financial Expenses;

2Q14 Results | August 14, 2014

           (ii)        of 13.5% in PIS and COFINS taxes (R$ 42 million);

          (iii)        of 89.9% in the CDE sector charge (R$ 35 million);

         (iv)        of 100.0% in the RGR sector charge (R$ 1 million);

          (v)        of 9.3% in the R&D and Energy Efficiency Program (R$ 2 million);

Partially offset by the following reduction:

         (vi)        R$ 28 million variation in the regulatory assets and liabilities, from a net payable of R$ 2 million in 2Q13 to a net receivable of R$ 26 million in 2Q14.

Net operating revenue (IFRS) reached R$ 2,905 million in 2Q14, representing an increase of 11.7% (R$ 303 million). Adjusted net operating revenue totalized R$ 2,826 million in 2Q14, an increase of 10.2% (R$ 262 million).

Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,097 million in 2Q14, representing an increase of 18.5% (R$ 328 million). The adjusted cost of electric energy amounted to R$ 1,969 million in 2Q14, representing an increase of 17.9% (R$ 299 million):

•         The cost of electric power purchased for resale (IFRS) in 2Q14 was R$ 1,972 million, representing an increase of 23.6% (R$ 376 million). The adjusted cost of electric power purchased for resale in 2Q14 was R$ 1,849 million, representing an increase of 23.9% (R$ 357 million), due to the following effects:

          (i)        Increase of 521.5% in the cost of energy purchased in the short term (R$ 665 million), due to the increases of 425.5% in the volume of purchased energy (908 GWh) and of 18.3% in the average purchase price;

         (ii)        Increase of 4.3% in the cost of energy from Itaipu (R$ 14 million), mainly due to the 8.7% increase in the average purchase price, partially offset by the decrease of 4.1% (110 GWh) in the volume of purchased energy;

        (iii)        Increase of 13.4% in the PROINFA cost (R$ 8 million), due to the increases of 4.0% in the volume of purchased energy (9 GWh) and of 9.1% in the average purchase price;

        (iv)        Increase of 35.6% in the cost of energy purchased in the regulated environment (R$ 470 million), caused by the increase of 38.6% in the average purchase price, partially offset by the reduction of 2.2% (180 GWh) in the volume of purchased energy;

Partially offset by:

         (v)        Increase of 1170.7% (R$ 742 million) in the resources from the CDE (cost reducer);

        (vi)        Increase of 23.7% (R$ 39 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

2Q14 Results | August 14, 2014

       (vii)        R$ 19 million variation in the regulatory assets and liabilities, from a net receivable of R$ 103 million in 2Q13 to a net receivable of R$ 122 million in 2Q14.

•      Charges for the use of the transmission and distribution system (IFRS) reached R$ 126 million in 2Q14, a 27.8% reduction (R$ 48 million). Adjusted charges for the use of the transmission and distribution system reached R$ 119 million in 2Q14, a 32.8% reduction (R$ 58 million), due to the following factors:

            (i)        Reduction in the system service usage charges – ESS (R$ 99 million), from a cost of R$ 67 million in 2Q13 to a revenue of R$ 32 million in 2Q14;

           (ii)        Reduction of 69.5% in the energy reserve charges – EER (R$ 25 million);

          (iii)        Reduction of 2.8% in the basic network charges (R$ 4 million), excluding the non-recurring  impact of R$ 12 million related to relocation of costs with basic network losses basic network established by the CCEE;

Partially offset by:

         (iv)        Reduction of 100.0% (R$ 61 million) in the resources from the CDE (cost reducer);

          (v)        Reduction of 27.8% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 5 million);

         (vi)        Increase of 21.4% in the charges for the use of the distribution system (R$ 1 million);

        (vii)        R$ 2 million variation in the regulatory assets and liabilities, from a net payable of R$ 3 million in 2Q13 to a net payable of R$ 5 million in 2Q14.

Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 734 million in 2Q14, registering a reduction of 24.6% (R$ 239 million). Adjusted operating costs and expenses were R$ 733 million in 2Q14, registering a reduction of 0.1% (R$ 1 million), due to the following factors:

•         Reduction of 18.9% (R$ 49 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 210 million in 2Q14, has its counterpart in the “operating revenue”;

•         Reduction of 40.8% (R$ 8 million) in the Private Pension Fund item, due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•         The PMSO item (IFRS), that reached R$ 396 million in 2Q14, compared to R$ 583 million in 2Q13, registering a reduction of 32.1% (R$ 187 million). The adjusted PMSO reached R$ 396 million in 2Q14, compared to R$ 345 million in 2Q13, registering an increase of 14.9% (R$ 51 million), mainly due to the following factors:

            (i)        Personnel expenses, which registered an increase of 21.7% (R$ 27 million), mainly due to the 2013 Collective Bargaining Agreement, that readjusted the wages by 6.9% in the average;

           (ii)        Out-sourced services expenses, which registered an increase of 7.1% (R$ 8 million), mainly due to the increase in the expenses with maintenance of machinery and equipment;

          (iii)        Other operating costs/expenses, which registered an increase of 18.5% (R$ 16 million), considering the impact of the following factors:

✓  In 2Q13, there was an impact on Legal and Judicial Expenses and Indemnities, the amount of R$229 million, mainly due to changes in the classification of risks arising from civil and labor claims from the Company’s litigations, so that the provisions better reflect Management’s current estimates. This estimate is made after analyses by its external legal counsel and is the result of continuous monitoring and risk control by the Company. Note that the accrual of this provision has no immediate impact on cash;

2Q14 Results | August 14, 2014

✓  In 2Q13, CPFL Paulista and CPFL Piratininga had a non-recurring expense due to adhesion to the Installment Special Program (PEP) for ICMS tax of the State of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles. In view of the unfavorable rulings for the companies from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, Management decided to join the program, incurring in an expense of R$ 32 million. The amounts related to principal (R$ 8 million for CPFL Paulista and R$ 7 million for CPFL Piratininga) were recognized under Other Expenses, while fines and interests (R$ 17 million) in Financial Expenses;

✓  R$ 5 million variation in the regulatory assets and liabilities, from a net payable of R$ 4.8 million in 2Q13 to a net receivable of R$ 0.2 million in 2Q14.

Partially offset by:

•         Depreciation and Amortization, which represented a net increase of 4.4% (R$ 5 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented net receivables of R$ 38 million in 2Q14 and of R$ 26 million in 2Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 399 million in 2Q14, registering an increase of 74.8% (R$ 171 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 449 million in 2Q14 compared to R$ 530 million in 2Q13, a reduction of 15.2% (R$ 80 million).

Financial Result

The 2Q14 net financial expense (IFRS) was R$ 55 million, compared to the net financial expense of R$ 279 million in 2Q13, registering a reduction of 80.4% (R$ 225 million). The 2Q14 adjusted net financial expense was R$ 36 million, compared to the net financial expense of R$ 88 million in 2Q13, registering a reduction of 58.6% (R$ 51 million), due to the following factors:

  (i)       Net increase in the monetary and foreign exchange update (R$ 28 million);

 (ii)       Increase in the net financial revenue in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 8 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa), considering the impact of the non-recurring effect of R$ 131 million related to account in 2Q13;

2Q14 Results | August 14, 2014

(iii)       Increase in the tax credits update (R$ 2 million);

(iv)       Increase in the accruals and delinquent fines (R$ 1 million);

 (v)       Increase in the income from financial investments (R$ 1 million);

(vi)       Net variation of R$ 16 million in the regulatory assets and liabilities, from a net receivable of R$ 2 million in 2Q13 to a net receivable of R$ 18 million in 2Q14;

Partially offset by:

(vii)       Net variation of the other financial revenues and expenses (R$ 5 million), from a net revenue of R$ 2 million in 2Q13 to a net expense of R$ 21 million in 2Q14, mainly due to the 2Q13 non-recurring effect (R$ 59 million) related to the adhesion of CPFL Piratininga (R$ 49 million) and CPFL Paulista (R$ 10 million) to the Special Installment Payment Program (PEP) for ICMS tax of the state of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles, as well as the ICMS tax calculation methodology in the city of Santos (São Paulo state) by CPFL Piratininga, as explained in the items Operational Revenues and Operating Costs and Expenses.

Net Income

Net Income (IFRS) in 2Q14 was R$ 143 million, compared to a Net Loss of R$ 101 million in 2Q13.

Considering the regulatory assets and liabilities and excluding the non-recurring effects and other adjustments, the Adjusted Net Income totaled R$ 188 million in 2Q14, compared to R$ 227 million in 2Q13, a reduction of 17.1% (R$ 39 million).

 11.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,638 of October 22, 2013 readjusted electric energy tariffs of CPFL Piratininga by 7.42%, being 9.69% related to the Tariff Readjustment and -2.27% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Tariff Readjustment referring to 2012, from 8.79% to 8.08%. The new tariffs came into force on October 23, 2013.

2Q14 Results | August 14, 2014

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2014, Aneel published in the Federal Official Gazette, the 2014 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,679	1,677	1,680	1,681	1,682
Economic Adjustment	2.00%	-3.16%	1.17%	-4.74%	9.89%
Financial components	-4.07%	-2.35%	-4.90%	-2.93%	4.97%
Tariff adjustment	-2.07%	-5.51%	-3.73%	-7.67%	14.86%
Average effect	-9.53%	0.43%	3.70%	-5.32%	26.00%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 03, 2013.

CPFL Paulista

Aneel Ratifying Resolution No. 1,701 of April 07, 2014 readjusted electric energy tariffs of CPFL Paulista by 17.18%, being 14.56% related to the Tariff Readjustment and 2.62% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Periodic Tariff Review referring to 2013, from 4.53% to 4.67%. The new tariffs came into force on April 08, 2014.

RGE

Aneel Ratifying Resolution No. 1,739 of June 17, 2014 readjusted electric energy tariffs of RGE by 21.82%, being 18.83% related to the Tariff Readjustment and 2.99% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.77% on consumer billings. The new tariffs came into force on June 19, 2014.

2Q14 Results | August 14, 2014

11.1.3) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (2Q13)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.49	6.97	15.50	5.83	6.99	5.28	10.17	5.42
FEC	5.11	4.30	8.98	6.01	5.48	5.12	8.31	5.73

Annualized DEC and FEC (2Q14)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	6.70	7.45	18.14	7.21	7.07	5.57	9.59	5.83
FEC	4.68	4.65	9.08	6.54	5.61	4.69	7.37	6.72

11.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var	1H14	1H13	Var
Gross Operating Revenues	590,221	605,927	-2.6%	1,217,230	1,245,115	-2.2%
Net Operating Revenues	523,462	536,770	-2.5%	1,080,770	1,102,749	-2.0%
EBITDA (IFRS)(1)	69,787	(4,770)	-	146,771	16,749	776.3%
NET INCOME (IFRS)	46,473	(1,548)	-	97,706	13,318	633.6%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 2Q14, gross operating revenue reached R$ 590 million, representing a decrease of 2.6% (R$ 16 million), while net operating revenues down by 2.5% (R$ 13 million) to R$ 523 million.

EBITDA

In 2Q14, EBITDA totaled R$ 70 million, up by R$ 75 million.

2Q14 Results | August 14, 2014

Net Income

In 2Q14, net income amounted to R$ 46 million, an increase of R$ 48 million.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenue	304,155	246,838	23.2%	587,177	479,946	22.3%
Net Operating Revenue	282,280	232,612	21.4%	550,674	452,310	21.7%
Cost of Electric Power	(108,564)	(39,865)	172.3%	(130,724)	(82,466)	58.5%
Operating Costs & Expenses	(54,845)	(53,698)	2.1%	(107,130)	(105,673)	1.4%
EBITDA (1)	190,291	199,036	-4.4%	486,810	363,498	33.9%
Net Income	57,664	84,789	-32.0%	197,878	131,507	50.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - Conventional Generation - Adjusted (1) (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenue	634,776	465,182	36.5%	1,270,203	899,548	41.2%
Net Operating Revenue	583,332	431,529	35.2%	1,175,203	834,573	40.8%
Cost of Electric Power	(145,419)	(54,846)	165.1%	(222,203)	(172,336)	28.9%
Operating Costs & Expenses	(236,221)	(167,992)	40.6%	(438,607)	(291,597)	50.4%
EBIT	201,692	208,691	-3.4%	514,392	370,640	38.8%
EBITDA	260,928	267,700	-2.5%	631,768	487,905	29.5%
EBITDA Adjusted (2)	300,747	288,232	4.3%	694,038	583,172	19.0%
Financial Income (Expense)	(125,541)	(101,946)	23.1%	(253,868)	(198,906)	27.6%
Income Before Taxes	76,152	106,745	-28.7%	259,571	171,733	51.1%
Net Income	48,988	80,256	-39.0%	172,361	122,709	40.5%
Net Income Adjusted (2)	75,269	93,807	-19.8%	213,459	185,585	15.0%

Notas:
(1) Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);
(2) Excluding the non-recurring effects.

Operating Revenue

In 2Q14, Gross Operating Revenues, considering the proportionate consolidation of Conventional Generation, reached R$ 635 million, an increase of 36.5% (R$ 170 million). Net Operating Revenues moved up 35.2% (R$ 152 million) to R$ 583 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Increase in Epasa’s revenues, in the amount of R$ 85 million, due to the thermal dispatch by merit order (April and May) and energy safety (June);

    (ii)       Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 75 million);

   (iii)       Increase due the renewal of the PPA between CPFL Geração and Furnas and the price adjustments in the other PPAs (R$ 10 million).

2Q14 Results | August 14, 2014

Cost of Electric Power

In 2Q14, the cost of electric power increased 165.1% (R$ 91 million) to R$ 145 million, due mainly to the following factors:

     (i)       Increase in GSF (Generation Scaling Factor) expenses (R$ 36 million) – non-recurring effect;

    (ii)       Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 61 million);

partially off-set by other effects (R$ 7 million).

Operating Costs and Expenses

The operating costs and expenses reached R$ 236 million in 2Q14, compared to R$ 168 million in 2Q13, an increase of 40.6% (R$ 68 million), mainly due to the following factors:

  (i)   PMSO expenses, which reached R$ 177 million, an increase of 62.7% (R$ 68 million), mainly due to the following factors:

✓  Increase in expenses with Material due to the acquisition of fuel oil by Epasa (R$ 73 million);

✓  Increase in expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy (R$ 6  million);

partially off-set by:

✓  Write-down of Epasa’s assets and legal and judicial expenses (R$ 10 million) – 2Q13 non-recurring effects;

    (ii)        Depreciation and Amortization, which reached R$ 59 million, remaining stable if compared to 2Q13 (0.4% or R$ 0.2 million).

EBITDA

In 2Q14, EBITDA was R$ 261 million, compared to R$ 268 million in 2Q13, a decrease of 2.5% (R$ 7 million). This result is due to the higher expenses with GSF (R$ 36 million), partially off-set by the strategy put in place for the seasonality of physical guarantee (R$ 9 million) and by the 2Q13 non-recurring negative effects (R$ 18 million).

In 2Q14, the adjusted EBITDA reached R$ 301 million, an increase 4.3% (R$ 13 million).

Financial Result

In 2Q14, Net Financial Result was an expense of R$ 126 million, representing an increase of 23.1% (R$ 24 million) compared to 2Q13.

Financial Expenses moved from R$ 106 million in 2Q13 to R$ 161 million in 2Q14 (R$ 55 million increase), due to the debentures issuances by CPFL Geração.

Financial Revenues moved from R$ 4 million in 2Q13 to R$ 35 million in 2Q14 (R$ 31 million increase), due to the higher cash balance.

2Q14 Results | August 14, 2014

Net Income

In 2Q14, Net Income was R$ 49 million, compared to R$ 80 million in 2Q13, a decrease of 39.0% (R$ 31 million). This reduction is mainly due to the lower financial result, as explained above, as well as the slight reduction in EBITDA recorded this quarter.

In 2Q14, adjusted Net Income was R$ 75 million, a decrease of 19.8% (R$ 19 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues (IFRS)	154,646	125,445	23.3%	336,150	279,558	20.2%
Net Operating Revenues	144,234	117,625	22.6%	314,228	261,886	20.0%
Cost of Electric Power	(45,963)	(28,536)	61.1%	(120,689)	(55,757)	116.5%
Operating Costs & Expenses	(91,490)	(82,132)	11.4%	(175,752)	(164,126)	7.1%
EBIT	6,781	6,958	-2.5%	17,787	42,003	-57.7%
EBITDA (IFRS)(1)	68,900	62,170	10.8%	139,081	150,556	-7.6%
Adjusted EBITDA(2)	89,079	76,581	16.3%	201,676	185,378	8.8%
Financial Income (Expense)	(46,520)	(39,900)	16.6%	(86,653)	(81,274)	6.6%
Income Before Taxes	(39,739)	(32,942)	20.6%	(68,866)	(39,270)	75.4%
Net Income (IFRS)	(38,754)	(32,534)	19.1%	(70,718)	(42,095)	68.0%
Adjusted Net Income(2)	(18,575)	(18,124)	2.5%	(8,123)	(7,272)	11.7%

Note:
(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization;
(2)    Excludes Non-recurring effects.

Comments to CPFL Renováveis’ Financial Statements

In 2Q14, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The beginning of operations of Coopcana biomass Thermal Power Plant (50MW) in August 2013;

    (ii)       The beginning of operations of Campo dos Ventos II Wind farms (30MW) in September 2013;

   (iii)       The beginning of the revenues by availability of Complexo Atlântica wind farms (120 MW) since September 2013;

   (iv)       The beginning of operations of Alvorada biomass Thermal Power Plant (50MW) in November 2013;

    (v)       The beginning of the revenues by availability of Complexo Rosa dos Ventos wind farms (13.7 MW) since Feberary 2014

   (vi)       The beginning of the revenues by availability of Complexo Macacos I wind farms (78.2 MW) since May 2014.

2Q14 Results | August 14, 2014

Operating Revenue

In 2Q14, gross operating revenue reached R$ 155 million, representing an increase of 23.3% (R$ 29 million), while net operating revenue moved up by 22.6% (R$ 27 million) to R$ 144 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

Cost of Electric Power

In 2Q14, the cost of electric power increased 61.1% (R$ 17 million) to R$ 46 million. This increase was a result of non-recurring  factors mentioned below:

•         The occurrence of non-recurring  effects mentioned below:

            (i)        Bio Coopcana TPP claim (overheating of the generator coil) in May 2014, causing an increase of R $ 6.9 million in cost of energy purchased costs to meet the requirements of sales agreements;

           (ii)        Purchase of energy to meet 3 SHPP sales contract that in 2014 weren’t part of MRE (Três Saltos, Americana e Socorro), a total additional cost of R$ 3.9 million. This is due to to lack of rain, which impacted the generation of energy from these plants;

          (iii)        Implementation of GSF in the amount of R$ 9.4 million in 2Q14. Unfavorable hydrological conditions at the beginning of 2014 led to the implementation of GSF and hence the need to buy power generators for several MRE participants;

Partialy offset by:

         (iv)        Bio Coopcana and Bio Alvorada registered energy purchases in the amount of R$11.0 million to meet the requirements of sales agreements in 2Q13; e

          (v)        Services of the System Charges (ESS) provision of R$ 3.4 million in 2Q13 intended exclusively to reimburse the thermoelectric generators. According to Resolution #3, from March, 2013, National Energy Policy Committee (CNPE) defined the addition of counter risk mechanisms in the computer models. From 04/01/2013 until the development of the new computer model (predicted for 09/01/2013), 50% of the cost associated to de thermoelectric plants dispatch out of merit order will have to be rationed among all the markets agents, including generators.

•         Adicionaly, the following recurring effects this quarter:

            (i)        Higher purchased energy volume to meet the seasonality of sales agreements for the SHPPs (R$ 10.4 million);

           (ii)        Other (R$ 1 million).

Operating Costs and Expenses

In 2Q14, operating costs and expenses reached R$ 91 million, an increase of R$ 9 million, as follows:

    (i)        PMSO reached the amount of R$ 29 million in the 2Q14, an increase of 9.1%, R$ 2 million, due mainly to higher third party expenses with regard to power plants maintenance;

   (ii)        Depreciation and Amortization higher in 2Q14, in the amount of R$ 6.9 million, an increase of 12.5% compared to 2Q13. This variation is explaned mainly by the following factors:

✓  An increase of R$ 4.0 million due to the depreciation of the assets that went into operation between 2Q13 and 2Q14; e

2Q14 Results | August 14, 2014

✓  An increase due to the review of useful lives of assets, in the amount of R$ 2.9 million. This review have an effect in 2013, which was recognized from 4Q13.

EBITDA

In 2Q14, EBITDA (considering proportional participation) was R$ 69 million, a decrease of 10.8% (R$ 7 million).

Consedering proportional participation and excluding the non-recurring effects, the Adjusted EBITDA would have totaled R$ 89 million in 2Q14 compared to R$ 77 million in 2Q13, an increase of 16.3% (R$ 12 million).

Financial Result

In 2Q14, the net financial expense was R$ 47 million, an increase of R$ 7 million comparing with 2Q13, due to an additional financial expense (R$ 18 million) and the additional financial revenue (R$ 11 million).

Net Income

In 2Q14, net income (considering proportional participation) was R$ 38.8 million, compared to a net loss of R$ 32.5 million in 2Q13.

Excluding the non-recurring effects, the Adjusted Net Income would have totaled R$ 18.6 million in 2Q14 compared to R$ 18.1 million in 2Q13, a decrease of R$ 0.5 million (2.5%).

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,495 MW of operating installed capacity and 282 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 26 Wind Farms (797 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (282 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,767 MW, representing a total portfolio of 5,544 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	797	370	1	1,495
Under construction	-	282	-	-	282
Under development	626	3,141	-	-	3,767
TOTAL	953	4,220	370	1	5,544

2Q14 Results | August 14, 2014

Macacos I Wind Farms – Operating

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, were deemed fit for operation by the Brazilian Electricity Regulatory Agency (Aneel) starting May 1, 2014. The installed capacity is of 78.2 MW and the assured energy is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 161.50/MWh – December 2013).

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2Q16. The installed capacity is of 231 MW and the assured energy is of 120.9 average-MW.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in A-5 Auction held in December 2013 (price: R$ 125.03/MWh – December 2013).

2Q14 Results | August 14, 2014

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2014	12/31/2013	06/30/2013

CURRENT
Cash and Cash Equivalents	4,740,672	4,206,422	5,419,584
Consumers, Concessionaries and Licensees	2,231,367	2,007,789	1,854,716
Dividend and Interest on Equity	52,586	55,265	47,889
Financial Investments	5,422	24,806	6,891
Recoverable Taxes	266,577	262,433	308,468
Derivatives	9,194	1,842	845
Materials and Supplies	22,918	21,625	21,254
Leases	12,154	10,757	10,305
Concession Financial Assets	-	-	34,444
Other Credits	1,231,654	673,383	626,566
TOTAL CURRENT	8,572,543	7,264,323	8,330,962

NON-CURRENT
Consumers, Concessionaries and Licensees	137,375	153,854	159,171
Affiliates, Subsidiaries and Parent Company	96,598	86,655	81,151
Judicial Deposits	1,143,779	1,143,179	1,071,169
Recoverable Taxes	167,386	173,362	186,495
Derivatives	180,537	316,648	538,630
Deferred Taxes	1,221,422	1,168,706	1,264,823
Leases	38,064	37,817	35,297
Concession Financial Assets	3,021,163	2,787,073	2,471,303
Investments at Cost	116,654	116,654	116,654
Other Credits	317,435	296,096	313,464
Investments	1,173,705	1,032,681	1,021,569
Property, Plant and Equipment	7,731,505	7,717,419	7,553,955
Intangible	8,618,990	8,748,328	9,031,645
TOTAL NON-CURRENT	23,964,613	23,778,473	23,845,326

TOTAL ASSETS	32,537,156	31,042,796	32,176,288

2Q14 Results | August 14, 2014

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2014	12/31/2013	06/30/2013

CURRENT
Suppliers	1,930,713	1,884,693	1,612,030
Accrued Interest on Debts	101,147	125,829	141,644
Accrued Interest on Debentures	242,370	162,134	153,383
Loans and Financing	1,332,828	1,514,626	2,410,456
Debentures	1,878,170	34,872	310,680
Employee Pension Plans	81,952	76,810	56,951
Regulatory Charges	44,234	32,379	32,076
Taxes, Fees and Contributions	403,034	318,063	366,904
Dividend and Interest on Equity	21,942	21,224	16,911
Accrued Liabilities	97,688	67,633	95,250
Derivatives	3,426	-	-
Public Utilities	3,943	3,738	3,609
Other Accounts Payable	717,497	663,529	880,358
TOTAL CURRENT	6,858,948	4,905,531	6,080,253

NON-CURRENT
Accrued Interest on Debts	68,551	43,396	44,681
Accrued Interest on Debentures	-	32,177	-
Loans and Financing	8,181,284	7,546,144	7,674,241
Debentures	6,717,739	7,562,219	7,965,889
Employee Pension Plans	308,960	350,640	331,154
Taxes, Fees and Contributions	21,062	32,555	-
Deferred Taxes	1,108,395	1,117,146	1,137,321
Reserve for Tax, Civil and Labor Risks	431,028	467,996	534,964
Derivatives	97,075	2,950	740
Public Utilities	81,819	79,438	77,088
Other Accounts Payable	126,404	103,886	130,200
TOTAL NON-CURRENT	17,142,317	17,338,547	17,896,278

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	287,673	287,630	228,322
Legal Reserve	603,352	603,352	556,481
Reserve of Retained Earnings for Investment	108,987	108,987	-
Statutory Reserve - Concession Financial Assets	308,196	265,037	262,736
Dividends	-	567,802	-
Other Comprehensive Income	384,793	397,668	510,607
Retained Earnings	313,208	-	363,049
	6,799,633	7,023,899	6,714,620
Non-Controlling Shareholders' Interest	1,736,258	1,774,819	1,485,138
TOTAL SHAREHOLDERS' EQUITY	8,535,891	8,798,718	8,199,758

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,537,156	31,042,796	32,176,288

2Q14 Results | August 14, 2014

12.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,712,763	3,408,713	8.92%	7,467,929	6,994,049	6.78%
Electricity Sales to Distributors	660,484	611,807	7.96%	1,361,439	1,293,192	5.28%
Revenue from building the infrastructure	217,030	259,198	-16.27%	405,800	517,827	-21.63%
Other Operating Revenues(1)	579,641	491,578	17.91%	1,150,573	938,215	22.63%
	5,169,918	4,771,295	8.35%	10,385,741	9,743,283	6.59%

DEDUCTIONS FROM OPERATING REVENUES	(1,276,235)	(1,172,953)	8.81%	(2,564,748)	(2,429,514)	5.57%
NET OPERATING REVENUES	3,893,683	3,598,342	8.21%	7,820,993	7,313,769	6.94%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,301,084)	(1,955,431)	17.68%	(4,661,044)	(3,734,588)	24.81%
Electricity Network Usage Charges	(139,322)	(197,220)	-29.36%	(331,606)	(319,175)	3.89%
	(2,440,406)	(2,152,651)	13.37%	(4,992,650)	(4,053,763)	23.16%
OPERATING COSTS AND EXPENSES
Personnel	(215,508)	(184,972)	16.51%	(412,177)	(362,952)	13.56%
Material	(28,921)	(28,788)	0.46%	(56,804)	(54,559)	4.11%
Outsourced Services	(126,214)	(122,374)	3.14%	(245,569)	(244,692)	0.36%
Other Operating Costs/Expenses	(122,155)	(341,605)	-64.24%	(236,571)	(501,980)	-52.87%
Cost of building the infrastructure	(217,030)	(259,198)	-16.27%	(405,800)	(517,827)	-21.63%
Employee Pension Plans	(12,038)	(20,530)	-41.37%	(24,079)	(41,060)	-41.36%
Depreciation and Amortization	(211,380)	(190,011)	11.25%	(418,335)	(376,418)	11.14%
Amortization of Concession's Intangible	(73,805)	(74,929)	-1.50%	(145,448)	(149,421)	-2.66%
	(1,007,050)	(1,222,408)	-17.62%	(1,944,783)	(2,248,909)	-13.52%

EBITDA	771,636	515,622	49.65%	1,558,938	1,570,589	-0.74%

EBIT	446,227	223,284	99.85%	883,560	1,011,097	-12.61%

FINANCIAL INCOME (EXPENSE)
Financial Income	248,800	120,581	106.33%	477,486	249,263	91.56%
Financial Expenses	(472,843)	(535,617)	-11.72%	(924,435)	(807,947)	14.42%
	(224,043)	(415,036)	-46.02%	(446,949)	(558,684)	-20.00%

EQUITY ACCOUNTING
Equity Accounting	39,929	27,397	45.74%	111,004	33,654	229.84%

INCOME BEFORE TAXES ON INCOME	262,113	(164,354)	-259.48%	547,615	486,067	12.66%

Social Contribution	(31,427)	8,923	-452.20%	(61,856)	(57,423)	7.72%
Income Tax	(85,391)	21,364	-499.70%	(166,063)	(157,408)	5.50%

NET INCOME	145,295	(134,067)	-208.38%	319,696	271,235	17.87%
Controlling Shareholders' Interest	164,634	(120,911)	-236.16%	341,130	284,676	19.83%
Non-Controlling Shareholders' Interest	(19,340)	(13,156)	47.00%	(21,434)	(13,441)	59.46%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q14 Results | August 14, 2014

12.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Pro forma
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,607,492	3,341,469	7.96%	7,366,861	7,020,214	4.94%
Electricity Sales to Distributors	709,664	604,049	17.48%	1,485,399	1,264,543	17.47%
Revenue from building the infrastructure	217,030	259,198	-16.27%	405,800	517,827	-21.63%
Other Operating Revenues(1)	577,394	491,326	17.52%	1,148,238	938,254	22.38%
	5,111,580	4,696,043	8.85%	10,406,298	9,740,838	6.83%

DEDUCTIONS FROM OPERATING REVENUES	(1,253,787)	(1,153,724)	8.67%	(2,532,556)	(2,408,391)	5.16%
NET OPERATING REVENUES	3,857,794	3,542,319	8.91%	7,873,742	7,332,447	7.38%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,967,144)	(1,672,246)	17.63%	(3,920,650)	(3,404,538)	15.16%
Electricity Network Usage Charges	(141,493)	(201,331)	-29.72%	(341,270)	(469,183)	-27.26%
	(2,108,637)	(1,873,577)	12.55%	(4,261,921)	(3,873,721)	10.02%
OPERATING COSTS AND EXPENSES
Personnel	(210,694)	(180,078)	17.00%	(403,045)	(355,205)	13.47%
Material	(166,049)	(93,368)	77.84%	(301,575)	(137,840)	118.79%
Outsourced Services	(121,331)	(123,408)	-1.68%	(238,186)	(242,152)	-1.64%
Other Operating Costs/Expenses	(119,352)	(107,381)	11.15%	(249,900)	(199,337)	25.37%
Cost of building the infrastructure	(217,030)	(259,198)	-16.27%	(405,800)	(517,827)	-21.63%
Employee Pension Plans	(12,038)	(20,530)	-41.37%	(24,079)	(41,060)	-41.36%
Depreciation and Amortization	(209,635)	(196,009)	6.95%	(415,892)	(388,104)	7.16%
Amortization of Concession's Intangible	(59,812)	(62,925)	-4.95%	(118,355)	(125,574)	-5.75%
	(1,115,940)	(1,042,896)	7.00%	(2,156,832)	(2,007,099)	7.46%

Adjusted EBITDA²	902,665	884,779	2.02%	1,988,285	1,965,305	1.17%

EBIT	633,218	625,845	1.18%	1,454,990	1,451,627	0.23%

FINANCIAL INCOME (EXPENSE)
Financial Income	266,576	116,262	129.29%	499,690	254,314	96.49%
Financial Expenses	(474,716)	(350,619)	35.39%	(906,494)	(639,490)	41.75%
	(208,140)	(234,357)	-11.19%	(406,803)	(385,176)	5.61%

EQUITY ACCOUNTING	-	-		(953)	-

INCOME BEFORE TAXES ON INCOME	425,079	391,488	8.58%	1,047,234	1,066,451	-1.80%

Social Contribution	(45,647)	(39,948)	14.27%	(106,277)	(106,087)	0.18%
Income Tax	(124,766)	(114,579)	8.89%	(290,757)	(294,047)	-1.12%

Adjusted NET INCOME³	254,664	236,961	7.47%	650,197	666,317	-2.42%

   Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q14 Results | August 14, 2014

12.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q14	Last 12M

Beginning Balance	4,242,756	5,419,583

Net Income Before Taxes	262,112	1,580,749

Depreciation and Amortization	285,185	1,093,175
Interest on Debts and Monetary and Foreign Exchange Restatements	375,420	1,353,849
Accounts Receivable - Resources Provided by the CDE	617,308	(544,966)
Suppliers	(509,407)	318,679
Accounts Payable - Resources Provided by the CDE	13,336	(228,282)
Interest on Debts Paid	(336,733)	(1,264,225)
Income Tax and Social Contribution Paid	(143,722)	(556,056)
Others	(27,597)	(454,522)
	273,790	(282,348)

Total Operating Activities	535,902	1,298,401

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	(634)	(68,464)
Acquisition of Property, Plant and Equipment, and Intangibles	(280,091)	(1,225,085)
Others	(20,575)	26,364
Total Investment Activities	(301,300)	(1,267,185)

Financing Activities
Subsidiary Stock Public Offering	-	328,500
Loans and Debentures	1,186,642	4,494,728
Principal Amortization of Loans and Debentures, Net of Derivatives	(353,703)	(4,588,428)
Dividend and Interest on Equity Paid	(569,980)	(945,833)
Others	355	906
Total Financing Activities	263,314	(710,127)

Cash Flow Generation	497,916	(678,911)

Ending Balance - 06/30/2014	4,740,672	4,740,672

2Q14 Results | August 14, 2014

12.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	2Q14	2Q13	Var %	1H14	1H13	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	302,944	245,748	23.3%	584,746	475,325	23.0%
Other Operating Revenues	1,211	1,090	11.1%	2,431	4,621	-47.4%
	304,155	246,838	23.2%	587,177	479,946	22.3%

DEDUCTIONS FROM OPERATING REVENUES	(21,875)	(14,226)	53.8%	(36,503)	(27,636)	32.1%
NET OPERATING REVENUES	282,280	232,612	21.4%	550,674	452,310	21.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(104,174)	(32,482)	220.7%	(122,003)	(71,174)	71.4%
Eletricity Network Usage Charges	(4,390)	(7,384)	-40.5%	(8,720)	(11,292)	-22.8%
	(108,564)	(39,865)	172.3%	(130,724)	(82,466)	58.5%
OPERATING COSTS AND EXPENSES
Personnel	(8,529)	(7,862)	8.5%	(15,872)	(15,051)	5.5%
Material	(274)	(626)	-56.2%	(471)	(961)	-51.0%
Outsourced Services	(3,783)	(4,018)	-5.8%	(7,517)	(7,252)	3.6%
Other Operating Costs/Expenses	(10,732)	(8,385)	28.0%	(20,230)	(16,301)	24.1%
Employee Pension Plans	(19)	(217)	-91.3%	(38)	(435)	-91.2%
Depreciation and Amortization	(27,362)	(28,381)	-3.6%	(54,709)	(57,257)	-4.5%
Amortization of Concession's Intangible	(4,146)	(4,208)	-1.5%	(8,294)	(8,417)	-1.5%
	(54,845)	(53,698)	2.1%	(107,130)	(105,673)	1.4%

EBITDA	190,291	199,036	-4.4%	486,810	363,498	33.9%

EBIT	118,870	139,049	-14.5%	312,820	264,170	18.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	29,205	6,150	374.8%	42,420	12,299	244.9%
Financial Expenses	(119,605)	(73,470)	62.8%	(225,833)	(142,885)	58.1%
Interest on Equity	-	-	-	-	-	-
	(90,400)	(67,319)	34.3%	(183,413)	(130,586)	40.5%

EQUITY ACCOUNTING
Equity Accounting	40,208	27,397	46.8%	111,578	33,654	231.5%
Assets Surplus Value Amortization	(296)	-		(591)	-
	39,912	27,397	45.7%	110,988	33,654	229.8%

INCOME BEFORE TAXES ON INCOME	68,383	99,127	-31.0%	240,394	167,238	43.7%

Social Contribution	(2,796)	(3,834)	-27.1%	(11,243)	(9,471)	18.7%
Income Tax	(7,923)	(10,504)	-24.6%	(31,273)	(26,260)	19.1%

NET INCOME/LOSS	57,664	84,789	-32.0%	197,878	131,507	50.5%
Controlling Shareholders' Interest	49,944	78,910	-36.7%	169,938	120,298	41.3%
Non-Controlling Shareholders' Interest	7,720	5,879	31.3%	27,940	11,209	149.3%

2Q14 Results | August 14, 2014

12.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	2Q14	2Q13	Var %	1H14	1H13	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	634,013	464,365	36.5%	1,268,756	896,339	41.5%
Other Operating Revenues	763	817	-6.6%	1,447	3,209	-54.9%
	634,776	465,182	36.5%	1,270,203	899,548	41.2%

DEDUCTIONS FROM OPERATING REVENUES	(51,444)	(33,653)	52.9%	(95,000)	(64,975)	46.2%
NET OPERATING REVENUES	583,332	431,529	35.2%	1,175,203	834,573	40.8%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(87,280)	(27,483)	217.6%	(123,658)	(65,765)	88.0%
Eletricity Network Usage Charges	(18,320)	(16,596)	10.4%	(36,275)	(33,602)	8.0%
	(105,600)	(44,079)	139.6%	(159,933)	(99,367)	61.0%
OPERATING COSTS AND EXPENSES
Personnel	(10,585)	(9,877)	7.2%	(20,114)	(19,039)	5.6%
Material	(138,010)	(65,401)	111.0%	(246,465)	(85,767)	187.4%
Outsourced Services	(8,758)	(10,285)	-14.8%	(17,682)	(17,554)	0.7%
Other Operating Costs/Expenses	(19,614)	(13,438)	46.0%	(35,980)	(29,241)	23.0%
Employee Pension Plans	(19)	(217)	-91.3%	(38)	(435)	-91.2%
Depreciation and Amortization	(54,794)	(54,800)	0.0%	(109,443)	(108,849)	0.5%
Amortization of Concession's Intangible	(4,441)	(4,208)	5.5%	(8,885)	(8,417)	5.6%
	(236,221)	(158,227)	49.3%	(438,607)	(269,300)	62.9%

EBITDA	300,747	288,232	4.3%	694,038	583,172	19.0%

EBIT	241,511	229,223	5.4%	576,662	465,906	23.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	35,232	3,995	781.8%	52,187	15,650	233.5%
Financial Expenses	(160,773)	(105,942)	51.8%	(306,055)	(214,557)	42.6%
Interest on Equity
	(125,541)	(101,946)	23.1%	(253,868)	(198,906)	27.6%

EQUITY ACCOUNTING
Equity Accounting	-	-		(953)	-
Assets Surplus Value Amortization	-	-		-	-
	-	-		(953)	-

INCOME BEFORE TAXES ON INCOME	115,971	127,277	-8.9%	321,841	267,000	20.5%

Social Contribution	(10,787)	(8,900)	21.2%	(28,823)	(21,623)	33.3%
Income Tax	(29,914)	(24,570)	21.8%	(79,559)	(59,792)	33.1%

NET INCOME/LOSS	75,269	93,807	-19.8%	213,459	185,585	15.0%

Note: Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

2Q14 Results | August 14, 2014

12.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% participation)
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.0%	-	-	0.0%
Eletricity Sales to Distributors	262,627	198,274	32.5%	570,853	442,897	28.9%
Other Operating Revenues	219	846	-74.1%	461	846	-45.5%
	262,846	199,120	32.0%	571,315	443,744	28.7%

DEDUCTIONS FROM OPERATING REVENUES	(17,697)	(12,414)	42.6%	(37,258)	(28,051)	32.8%
NET OPERATING REVENUES	245,150	186,706	31.3%	534,057	415,692	28.5%

COST OF ELETRIC ENERGY SERVICES	-	-	0.0%	-	-	0.0%
Eletricity Purchased for Resale	(64,484)	(30,827)	109.2%	(179,635)	(63,804)	181.5%
Eletricity Network Usage Charges	(13,638)	(14,468)	-5.7%	(25,485)	(24,700)	3.2%
	(78,122)	(45,295)	72.5%	(205,120)	(88,504)	131.8%
OPERATING COSTS AND EXPENSES
Personnel	(16,688)	(21,565)	-22.6%	(32,491)	(34,612)	-6.1%
Material	(1,610)	(3,046)	-47.2%	(3,109)	(4,990)	-37.7%
Outsourced Services	(24,297)	(12,419)	95.6%	(43,195)	(34,134)	26.5%
Other Operating Costs/Expenses	(7,326)	(5,698)	28.6%	(13,762)	(14,455)	-4.8%
Depreciation and Amortization	(70,877)	(55,194)	28.4%	(138,903)	(107,853)	28.8%
Amortization of Concession's Intangible	(34,708)	(32,444)	7.0%	(67,253)	(64,451)	4.3%
	(155,506)	(130,368)	19.3%	(298,713)	(260,497)	14.7%

EBITDA (IFRS) (1)	117,107	98,682	18.7%	236,380	238,996	-1.1%

EBIT	11,521	11,044	4.3%	30,224	66,692	-54.7%

FINANCIAL INCOME (EXPENSE)	-	-	0.0%	-	-	0.0%
Financial Income	28,522	9,160	211.4%	48,013	18,717	156.5%
Financial Expenses	(107,592)	(72,493)	48.4%	(195,289)	(147,723)	32.2%
	(79,069)	(63,333)	24.8%	(147,275)	(129,006)	14.2%

INCOME BEFORE TAXES ON INCOME	(67,548)	(52,289)	0	(117,051)	(62,314)	1

Social Contribution	392	32	11	(2,021)	(2,393)	(0)
Income Tax	1,287	616	1	(1,122)	(2,091)	(0)

NET INCOME (IFRS)	(65,869)	(51,642)	0	(120,194)	(66,798)	1
Controlling Shareholders' Interest	(65,949)	(51,618)	0	(120,256)	(66,764)	1
Non-Controlling Shareholders' Interest	81	(24)	-	62	(34)	-

Note: (1)  EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

2Q14 Results | August 14, 2014

12.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (proportional participation)
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.0%	-	-	0.0%
Eletricity Sales to Distributors	154,517	124,912	23.7%	335,878	279,025	20.4%
Other Operating Revenues	129	533	-75.8%	271	533	-49.1%
	154,646	125,445	23.3%	336,150	279,558	20.2%

DEDUCTIONS FROM OPERATING REVENUES	(10,412)	(7,821)	33.1%	(21,922)	(17,672)	24.0%
NET OPERATING REVENUES	144,234	117,625	22.6%	314,228	261,886	20.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(17,760)	(8,421)	110.9%	(43,099)	(8,785)	390.6%
Eletricity Network Usage Charges	(8,024)	(5,704)	40.7%	(14,995)	(12,150)	23.4%
	(25,784)	(14,125)	82.5%	(58,094)	(20,935)	177.5%
OPERATING COSTS AND EXPENSES
Personnel	(9,818)	(13,586)	-27.7%	(19,117)	(21,806)	-12.3%
Material	(947)	(1,919)	-50.7%	(1,829)	(3,144)	-41.8%
Outsourced Services	(14,295)	(7,824)	82.7%	(25,415)	(21,505)	18.2%
Other Operating Costs/Expenses	(4,310)	(3,590)	20.1%	(8,097)	(9,120)	-11.2%
Depreciation and Amortization	(41,699)	(34,772)	19.9%	(81,725)	(67,947)	20.3%
Amortization of Concession's Intangible	(20,420)	(20,440)	-0.1%	(39,569)	(40,604)	-2.5%
	(91,490)	(82,132)	11.4%	(175,752)	(164,126)	7.1%

EBITDA Adjusted (1)	89,079	76,581	16.3%	201,676	185,378	8.8%

EBIT	26,960	21,368	26.2%	80,382	76,825	4.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	16,781	5,771	190.8%	28,250	11,792	139.6%
Financial Expenses	(63,302)	(45,671)	38.6%	(114,903)	(93,065)	23.5%
	(46,520)	(39,900)	16.6%	(86,653)	(81,274)	6.6%

INCOME BEFORE TAXES ON INCOME	(19,561)	(18,532)	0	(6,271)	(4,447)	0

Social Contribution	231	20	10	(1,189)	(1,508)	(0)
Income Tax	755	388	1	(663)	(1,317)	(0)

NET INCOME Adjusted(1)	(18,575)	(18,124)	0	(8,123)	(7,272)	0
Controlling Shareholders' Interest	(38,801)	(32,511)	0	(70,754)	(42,061)	1
Non-Controlling Shareholders' Interest	47	(24)	-	37	(34)	-

Note: (1)  Proportional participation - Non-recurring

2Q14 Results | August 14, 2014

12.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	3,485,187	3,181,726	9.54%	7,011,896	6,543,639	7.16%
Electricity Sales to Distributors	59,036	46,890	25.91%	100,808	88,130	14.39%
Revenue from building the infrastructure	210,299	259,198	-18.87%	394,869	517,827	-23.74%
Other Operating Revenues	553,228	467,935	18.23%	1,092,856	895,377	22.06%
	4,307,750	3,955,748	8.90%	8,600,429	8,044,972	6.90%

DEDUCTIONS FROM OPERATING REVENUES	(1,192,305)	(1,094,623)	8.92%	(2,393,474)	(2,267,908)	5.54%
NET OPERATING REVENUES	3,115,445	2,861,126	8.89%	6,206,955	5,777,064	7.44%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,971,746)	(1,595,517)	23.58%	(4,017,082)	(2,992,069)	34.26%
Electricity Network Usage Charges	(125,866)	(174,319)	-27.80%	(302,758)	(283,741)	6.70%
	(2,097,612)	(1,769,836)	18.52%	(4,319,840)	(3,275,810)	31.87%
OPERATING COSTS AND EXPENSES
Personnel	(153,308)	(125,946)	21.73%	(295,012)	(256,529)	15.00%
Material	(21,618)	(21,738)	-0.55%	(41,832)	(42,147)	-0.75%
Outsourced Services	(116,321)	(108,580)	7.13%	(225,740)	(471,266)	7.08%
Other Operating Costs/Expenses	(104,895)	(327,006)	-67.92%	(206,170)	(517,827)	-56.25%
Cost of building the infrastructure	(210,299)	(259,198)	-18.87%	(394,869)	(517,827)	-23.74%
Employee Pension Plans	(12,019)	(20,313)	-40.83%	(24,041)	(40,626)	-40.82%
Depreciation and Amortization	(109,962)	(104,699)	5.03%	(218,484)	(208,005)	5.04%
Amortization of Concession's Intangible	(5,096)	(5,486)	-7.12%	(10,191)	(10,973)	-7.12%
	(733,517)	(972,965)	-24.61%	(1,416,338)	(1,758,184)	-19.44%
EBITDA (IFRS)(1)	399,374	228,510	74.77%	699,452	962,048	-27.30%

EBIT	284,316	118,325	140.28%	470,777	743,070	-36.64%

FINANCIAL INCOME (EXPENSE)
Financial Income	154,858	96,288	60.83%	315,465	194,198	62.44%
Financial Expenses	(209,575)	(375,756)	-44.23%	(427,172)	(492,040)	-13.18%
Interest on Equity	-	-	-	-	-	-
	(54,717)	(279,466)	-80.42%	(111,707)	(297,841)	-62.49%

INCOME BEFORE TAXES ON INCOME	229,600	(161,141)	-242.48%	359,070	445,229	-19.35%

Social Contribution	(23,656)	16,098	-246.95%	(37,800)	(39,466)	-4.22%
Income Tax	(62,839)	44,246	-242.02%	(101,117)	(108,630)	-6.92%
Net Income (IFRS)	143,105	(100,797)	-241.97%	220,153	297,133	-25.91%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

2Q14 Results | August 14, 2014

12.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	2Q14	2Q13	Variation	1H14	1H13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	3,379,916	3,114,483	8.52%	6,910,828	6,569,803	5.19%
Electricity Sales to Distributors	59,036	46,890	25.91%	100,808	88,130	14.39%
Revenue from building the infrastructure	210,299	259,198	-18.87%	394,869	517,827	-23.74%
Other Operating Revenues	553,228	467,935	18.23%	1,092,856	895,377	22.06%
	4,202,480	3,888,505	8.07%	8,499,361	8,071,137	5.31%

DEDUCTIONS FROM OPERATING REVENUES	(1,166,340)	(1,065,348)	9.48%	(2,350,071)	(2,258,915)	4.04%
NET OPERATING REVENUES	3,036,139	2,823,157	7.54%	6,149,290	5,812,222	5.80%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,849,265)	(1,492,065)	23.94%	(3,704,218)	(2,985,571)	24.07%
Electricity Network Usage Charges	(119,303)	(177,412)	-32.75%	(294,623)	(410,634)	-28.25%
	(1,968,568)	(1,669,477)	17.92%	(3,998,840)	(3,396,205)	17.74%
OPERATING COSTS AND EXPENSES
Personnel	(153,308)	(125,946)	21.73%	(295,012)	(256,529)	15.00%
Material	(21,618)	(21,738)	-0.55%	(41,832)	(42,147)	-0.75%
Outsourced Services	(116,321)	(108,580)	7.13%	(225,740)	(158,216)	7.08%
Other Operating Costs/Expenses	(104,653)	(88,289)	18.54%	(187,424)	(517,827)	18.46%
Cost of building the infrastructure	(210,299)	(259,198)	-18.87%	(394,869)	(517,827)	-23.74%
Employee Pension Plans	(12,019)	(20,313)	-40.83%	(24,041)	(40,626)	-40.82%
Depreciation and Amortization	(109,962)	(104,699)	5.03%	(218,484)	(208,005)	5.04%
Amortization of Concession's Intangible	(5,096)	(5,486)	-7.12%	(10,191)	(10,973)	-7.12%
	(733,275)	(734,248)	-0.13%	(1,397,593)	(1,445,134)	-3.29%
Adjusted EBITDA(1)	449,353	529,617	-15.16%	981,532	1,189,860	-17.51%
EBIT	334,295	419,432	-20.30%	752,857	970,883	-22.46%

FINANCIAL INCOME (EXPENSE)
Financial Income	181,858	98,914	83.86%	353,563	207,600	70.31%
Financial Expenses	(218,081)	(186,509)	16.93%	(415,294)	(311,345)	33.39%
Interest on Equity	-	-	-	-	-	-
	(36,223)	(87,595)	-58.65%	(61,731)	(103,745)	-40.50%
INCOME BEFORE TAXES ON INCOME	298,072	331,837	-10.18%	691,126	867,138	-20.30%
Social Contribution	(29,818)	(27,611)	7.99%	(67,685)	(76,779)	-11.84%
Income Tax	(79,957)	(77,169)	3.61%	(184,131)	(212,278)	-13.26%
Adjusted Net Income(2)	188,297	227,057	-17.07%	439,310	578,081	-24.01%

Notes:

(1)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(2)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments.

2Q14 Results | August 14, 2014

12.12) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	2,370,726	2,049,978	15.6%	4,634,600	4,140,666	11.9%
Net Operating Revenues	1,713,237	1,494,998	14.6%	3,337,345	2,992,365	11.5%
Cost of Electric Power	(1,158,112)	(934,988)	23.9%	(2,378,430)	(1,571,393)	51.4%
Operating Costs & Expenses	(375,787)	(437,131)	-14.0%	(710,633)	(825,470)	-13.9%
EBIT	179,339	122,879	45.9%	248,282	595,502	-58.3%
EBITDA (IFRS)(1)	231,789	173,402	33.7%	352,688	695,945	-49.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	195,262	163,139	19.7%	429,866	493,699	-12.9%
Financial Income (Expense)	(23,978)	(113,171)	-78.8%	(51,299)	(121,401)	-57.7%
Income Before Taxes	155,361	9,708	1500.3%	196,984	474,102	-58.5%
NET INCOME (IFRS)	97,656	6,754	1345.9%	120,677	313,602	-61.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	75,833	289	26128.7%	173,837	184,490	-5.8%

CPFL PIRATININGA
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	920,645	863,230	6.7%	1,924,416	1,784,566	7.8%
Net Operating Revenues	647,861	582,644	11.2%	1,358,939	1,217,537	11.6%
Cost of Electric Power	(457,299)	(416,598)	9.8%	(975,946)	(875,789)	11.4%
Operating Costs & Expenses	(149,584)	(242,854)	-38.4%	(295,680)	(391,229)	-24.4%
EBIT	40,979	(76,807)	-153.4%	87,314	(49,482)	-276.5%
EBITDA (IFRS)(1)	63,528	(54,906)	-215.7%	132,383	(6,197)	-2236.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	110,273	(7,429)	-1584.4%	227,884	90,701	151.2%
Financial Income (Expense)	(18,173)	(67,287)	-73.0%	(31,754)	(69,711)	-54.4%
Income Before Taxes	22,806	(144,095)	-115.8%	55,560	(119,193)	-146.6%
NET INCOME (IFRS)	12,865	(99,463)	-112.9%	32,486	(85,179)	-138.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	50,596	(64,143)	-178.9%	105,197	(17,981)	-685.0%

RGE
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	769,030	840,549	-8.5%	1,563,304	1,697,808	-7.9%
Net Operating Revenues	566,045	632,047	-10.4%	1,150,728	1,253,986	-8.2%
Cost of Electric Power	(395,511)	(334,940)	18.1%	(776,691)	(658,865)	17.9%
Operating Costs & Expenses	(150,937)	(226,538)	-33.4%	(304,563)	(427,938)	-28.8%
EBIT	19,598	70,569	-72.2%	69,474	167,182	-58.4%
EBITDA (IFRS)(1)	51,984	101,289	-48.7%	133,370	228,333	-41.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	91,385	93,322	-2.1%	188,202	222,057	-15.2%
Financial Income (Expense)	(9,127)	(56,135)	-83.7%	(27,115)	(65,647)	-58.7%
Income Before Taxes	10,471	14,434	-27.5%	42,359	101,536	-58.3%
NET INCOME (IFRS)	5,724	19,537	-70.7%	25,587	77,266	-66.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	34,704	11,458	202.9%	65,401	69,689	-6.2%

CPFL SANTA CRUZ
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	122,305	83,628	46.2%	233,874	178,827	30.8%
Net Operating Revenues	92,917	62,889	47.7%	177,373	133,082	33.3%
Cost of Electric Power	(47,508)	(38,088)	24.7%	(100,135)	(82,076)	22.0%
Operating Costs & Expenses	(25,784)	(31,563)	-18.3%	(49,018)	(52,705)	-7.0%
EBIT	19,625	(6,763)	-390.2%	28,219	(1,699)	-1760.8%
EBITDA (IFRS)(1)	23,080	(3,551)	-750.0%	35,083	4,679	649.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	18,400	(4,065)	-552.7%	30,719	8,497	261.5%
Financial Income (Expense)	(2,280)	(11,968)	-81.0%	(1,668)	(11,189)	-85.1%
Income Before Taxes	17,346	(18,731)	-192.6%	26,551	(12,888)	-306.0%
NET INCOME (IFRS)	11,145	(12,665)	-188.0%	16,846	(9,090)	-285.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	8,321	(12,847)	-164.8%	14,372	(7,311)	-296.6%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

2Q14 Results | August 14, 2014

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	29,397	28,971	1.5%	57,093	58,092	-1.7%
Net Operating Revenues	22,871	22,346	2.3%	43,878	44,421	-1.2%
Cost of Electric Power	(8,327)	(11,345)	-26.6%	(19,317)	(20,937)	-7.7%
Operating Costs & Expenses	(7,480)	(10,884)	-31.3%	(15,191)	(18,357)	-17.2%
EBIT	7,064	116	5995.6%	9,369	5,126	82.8%
EBITDA (IFRS)(1)	8,428	1,385	508.4%	12,092	7,772	55.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	6,111	1,046	484.2%	10,423	5,915	76.2%
Financial Income (Expense)	(203)	(11,365)	-98.2%	520	(11,662)	-104.5%
Income Before Taxes	6,861	(11,249)	-161.0%	9,890	(6,536)	-251.3%
NET INCOME (IFRS)	4,550	(7,542)	-160.3%	6,422	(4,558)	-240.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,977	(7,761)	-138.4%	5,228	(5,973)	-187.5%

CPFL SUL PAULISTA
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	38,790	36,218	7.1%	75,624	76,375	-1.0%
Net Operating Revenues	30,103	27,352	10.1%	57,028	57,268	-0.4%
Cost of Electric Power	(12,093)	(14,088)	-14.2%	(26,990)	(28,184)	-4.2%
Operating Costs & Expenses	(9,584)	(10,427)	-8.1%	(16,758)	(19,342)	-13.4%
EBIT	8,425	2,837	197.0%	13,280	9,741	36.3%
EBITDA (IFRS)(1)	9,748	3,963	146.0%	15,927	12,048	32.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	7,265	3,843	89.0%	13,825	7,987	73.1%
Financial Income (Expense)	(218)	(10,289)	-97.9%	433	(9,757)	-104.4%
Income Before Taxes	8,207	(7,452)	-210.1%	13,713	(16)	-87679.5%
NET INCOME (IFRS)	5,485	(4,995)	-209.8%	9,031	(157)	-5855.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,804	(5,066)	-175.1%	7,625	(2,918)	-361.3%

CPFL JAGUARI
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	37,041	31,869	16.2%	72,108	66,763	8.0%
Net Operating Revenues	27,196	23,016	18.2%	52,316	47,892	9.2%
Cost of Electric Power	(15,124)	(15,397)	-1.8%	(33,509)	(30,618)	9.4%
Operating Costs & Expenses	(8,144)	(7,199)	13.1%	(13,477)	(11,919)	13.1%
EBIT	3,927	420	836.1%	5,331	5,355	-0.5%
EBITDA (IFRS)(1)	4,697	1,153	307.4%	6,875	6,819	0.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,190	1,523	175.2%	7,979	4,020	98.5%
Financial Income (Expense)	(1,007)	(6,491)	-84.5%	(1,872)	(6,119)	-69.4%
Income Before Taxes	2,920	(6,071)	-148.1%	3,458	(764)	-552.8%
NET INCOME (IFRS)	1,865	(4,109)	-145.4%	2,089	(772)	-370.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,455	(3,844)	-137.8%	2,727	(2,539)	-207.4%

CPFL MOCOCA
	2Q14	2Q13	Var.	1H14	1H13	Var.
Gross Operating Revenues	23,095	24,241	-4.7%	45,701	47,959	-4.7%
Net Operating Revenues	18,218	18,548	-1.8%	35,116	36,094	-2.7%
Cost of Electric Power	(6,329)	(6,789)	-6.8%	(13,957)	(13,120)	6.4%
Operating Costs & Expenses	(6,530)	(6,684)	-2.3%	(11,651)	(11,630)	0.2%
EBIT	5,359	5,075	5.6%	9,509	11,344	-16.2%
EBITDA (IFRS)(1)	6,120	5,774	6.0%	11,035	12,649	-12.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,772	2,934	62.6%	9,808	8,431	16.3%
Financial Income (Expense)	269	(2,760)	-109.7%	1,047	(2,356)	-144.4%
Income Before Taxes	5,629	2,315	143.2%	10,555	8,989	17.4%
NET INCOME (IFRS)	3,816	1,687	126.2%	7,015	6,021	16.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,888	(200)	-1546.0%	6,148	3,109	97.7%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

2Q14 Results | August 14, 2014

12.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	2,173	2,090	3.9%	4,651	4,304	8.1%
Industrial	2,963	3,052	-2.9%	5,858	5,981	-2.0%
Commercial	1,371	1,315	4.3%	2,927	2,725	7.4%
Others	1,044	994	5.0%	2,118	1,975	7.2%
Total	7,550	7,451	1.3%	15,555	14,985	3.8%

CPFL Piratininga
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	956	935	2.2%	2,087	1,926	8.3%
Industrial	2,050	2,172	-5.6%	4,061	4,218	-3.7%
Commercial	574	541	6.2%	1,235	1,128	9.5%
Others	275	278	-0.9%	563	549	2.6%
Total	3,856	3,926	-1.8%	7,946	7,821	1.6%

RGE
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	587	543	8.0%	1,239	1,090	13.6%
Industrial	930	962	-3.3%	1,816	1,830	-0.8%
Commercial	350	333	5.2%	750	683	9.8%
Others	660	609	8.3%	1,387	1,247	11.3%
Total	2,527	2,447	3.3%	5,191	4,850	7.0%

CPFL Santa Cruz
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	85	82	3.8%	180	166	8.3%
Industrial	57	56	1.4%	114	110	3.1%
Commercial	40	39	1.8%	88	83	5.5%
Others	85	84	1.2%	191	166	14.9%
Total	267	261	2.2%	573	527	8.9%

CPFL Jaguari
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	21	21	2.3%	45	42	7.2%
Industrial	100	99	1.6%	198	197	0.1%
Commercial	12	13	-7.0%	26	25	2.5%
Others	9	10	-4.1%	19	19	0.2%
Total	143	142	0.5%	287	283	1.4%

CPFL Mococa
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	18	17	2.3%	37	35	5.2%
Industrial	17	16	3.1%	33	33	2.7%
Commercial	8	7	3.4%	17	16	5.9%
Others	15	14	6.1%	30	27	13.1%
Total	58	56	3.7%	117	110	6.5%

CPFL Leste Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	24	23	3.6%	50	47	6.9%
Industrial	17	21	-17.9%	36	42	-13.3%
Commercial	11	11	2.1%	24	22	6.7%
Others	29	25	15.5%	57	46	24.4%
Total	81	80	1.6%	167	156	6.6%

CPFL Sul Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	35	34	3.2%	73	68	6.5%
Industrial	69	50	38.1%	143	98	46.2%
Commercial	13	17	-19.5%	30	33	-10.9%
Others	23	22	0.8%	47	45	5.6%
Total	140	123	13.8%	293	244	19.9%

2Q14 Results | August 14, 2014

12.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	2,173	2,090	3.9%	4,651	4,304	8.1%
Industrial	1,018	1,065	-4.5%	2,039	2,128	-4.2%
Commercial	1,262	1,226	2.9%	2,704	2,551	6.0%
Others	1,009	962	4.9%	2,048	1,911	7.2%
Total	5,462	5,344	2.2%	11,443	10,894	5.0%

CPFL Piratininga
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	956	935	2.2%	2,087	1,926	8.3%
Industrial	553	576	-4.1%	1,112	1,150	-3.3%
Commercial	515	485	6.3%	1,110	1,016	9.2%
Others	263	266	-1.1%	539	528	2.0%
Total	2,287	2,263	1.1%	4,847	4,620	4.9%

RGE
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	587	543	8.0%	1,239	1,090	13.6%
Industrial	416	444	-6.1%	826	859	-3.8%
Commercial	328	315	4.3%	707	649	8.9%
Others	660	609	8.3%	1,387	1,247	11.3%
Total	1,991	1,911	4.2%	4,159	3,845	8.2%

CPFL Santa Cruz
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	85	82	3.8%	180	166	8.3%
Industrial	45	45	1.0%	91	88	2.8%
Commercial	40	39	1.6%	88	83	5.3%
Others	85	84	1.2%	191	166	14.9%
Total	255	250	2.1%	550	504	9.0%

CPFL Jaguari
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	21	21	2.3%	45	42	7.2%
Industrial	79	75	4.7%	158	147	7.5%
Commercial	12	13	-7.0%	26	25	2.5%
Others	9	10	-4.1%	19	19	0.2%
Total	121	119	2.3%	248	233	6.3%

CPFL Mococa
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	18	17	2.3%	37	35	5.2%
Industrial	10	11	-3.5%	20	20	-1.8%
Commercial	8	7	3.4%	17	16	5.9%
Others	15	14	6.1%	30	27	13.1%
Total	51	50	2.4%	104	98	6.1%

CPFL Leste Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	24	23	3.6%	50	47	6.9%
Industrial	6	7	-6.3%	13	14	-6.0%
Commercial	11	11	2.1%	24	22	6.7%
Others	29	25	15.5%	57	46	24.4%
Total	71	66	6.9%	144	129	11.7%

CPFL Sul Paulista
	2Q14	2Q13	Var.	1H14	1H13	Var.
Residential	35	34	3.2%	73	68	6.5%
Industrial	20	20	-1.7%	41	41	-0.8%
Commercial	13	13	1.4%	30	29	2.9%
Others	23	22	0.8%	47	45	5.6%
Total	91	90	1.2%	190	183	4.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.